Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

Dated as of October 6, 2006

among

THE VERITAS CAPITAL FUND III, L.P.
(SOLELY FOR PURPOSES OF SECTION 8.13),

CORNELL HOLDING CORP.,

CCI ACQUISITION CORP.,

and

CORNELL COMPANIES, INC.

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of October 6, 2006 (this “Agreement”), is among THE VERITAS CAPITAL FUND III, L.P., a Delaware limited partnership (“Veritas III” or the “Guarantor”) (solely for purposes of Section 8.13 hereof), CORNELL HOLDING CORP., a Delaware corporation (“Parent”),  CCI ACQUISITION CORP., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and CORNELL COMPANIES, INC., a Delaware corporation (“Target”). Certain terms used in this Agreement are used as defined in Section 8.11.

RECITALS:

WHEREAS, the Boards of Directors of Parent and Merger Sub and the Board of Directors of Target have approved and declared advisable this Agreement and the merger of Merger Sub into Target on the terms and subject to the conditions set forth in this Agreement (the “Merger”);

WHEREAS, as inducement and a condition to Parent’s willingness to enter into this Agreement, Parent and certain of the Target Stockholders (as hereafter defined) have entered into a voting agreement, dated as of the date hereof (the “Voting Agreement”), pursuant to which the Target Stockholders which are parties thereto have agreed, among other things, to vote the shares of Target Common Shares (as hereafter defined) held by them, in favor of the Merger and the adoption of this Agreement; and

WHEREAS, Parent, Merger Sub and Target desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

AGREEMENT:

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and Target (and, solely for purposes of Section 8.13 hereof, Veritas III) hereby agree as follows:

ARTICLE I
THE MERGER

Section 1.1             The Merger.

On the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (“DGCL”), Merger Sub shall be merged with and into Target at the Effective Time. At the Effective Time, the separate existence of Merger Sub shall cease and Target shall continue as the surviving company (the “Surviving Company”). The Merger, the payment of the Merger Consideration in connection with the

Merger and the other transactions contemplated by this Agreement are referred to herein as the “Transactions.”

Section 1.2             Closing.

The closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (New York, New York time) on a date to be specified by the parties (the “Closing Date”), which date shall be no later than the fifth Business Day after satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022, unless another time, date or place is agreed to in writing by the parties hereto; provided, however, that in no event shall the Parent or Merger Sub be obligated to effect the Closing either (x) on a date before January 14, 2007, or (y) after the Outside Date.

Section 1.3             Effective Time.

Subject to the provisions of this Agreement, as soon as practicable on the Closing Date the Surviving Company shall file with the Secretary of State of the State of Delaware a certificate of merger, in substantially the form attached hereto as Exhibit A, executed in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”). The Merger shall become effective upon the filing of the Certificate of Merger or at such later time as is agreed to by the parties hereto and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

Section 1.4             Effects of the Merger.

The Merger shall have the effects set forth in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of Target and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of Target and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

Section 1.5             Organizational Documents of the Surviving Company.

At the Effective Time, and by virtue of the Merger, the certificate of incorporation and bylaws of the Surviving Company shall be amended and restated to read in their entirety as set forth in Exhibits B and C hereto, respectively, until thereafter amended as provided therein or by applicable Law.

Section 1.6             Directors and Officers of the Surviving Company.

(a)           The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company immediately following the Effective Time until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(b)           The officers of Target immediately prior to the Effective Time shall be the officers of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

ARTICLE II
CONVERSION OF SECURITIES

Section 2.1             Conversion of Securities.

At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any securities of Merger Sub, Target or any other Person:

(a)           Equity of Merger Sub. Each issued and outstanding share of common stock of Merger Sub shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $.001 per share, of the Surviving Company.

(b)           Cancellation of Treasury Shares and Parent-Owned Shares. Any Target Common Shares that are owned by Target as treasury stock, and any Target Common Shares owned by Parent or Merger Sub, shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(c)           Conversion of Common Shares. Subject to Sections 2.1(d) and 2.3, each share of Target Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 2.1(b) and other than Dissenting Shares, as hereinafter defined) shall be converted into the right to receive an amount (rounded to the nearest penny) (the “Merger Consideration”) equal to (i) the sum of (x) the Aggregate Paid Merger Consideration and (y) the Aggregate Deemed Strike Price, divided by (ii) the Aggregate Fully Diluted Share Amount.

(d)           Cancellation of Target Preferred Shares. Any Target Preferred Shares that are owned by Target as treasury stock, any Target Preferred Shares that are owned by Parent or Merger Sub, and any Target Preferred Shares issued and outstanding immediately prior to the Effective Time, shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange therefor

(e)           Effect of Conversion.

(i)            Target Common Shares. From and after the Effective Time, all of the Target Common Shares converted into the Merger Consideration pursuant to this Section 2.1 shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate theretofore representing any such Target Common Shares (each a “Certificate”) shall thereafter cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest, with respect thereto, in accordance with the applicable provisions of Section 2.2.

(ii)           Target Preferred Shares. From and after the Effective Time, all of the Target Preferred Shares referred to in Section 2.1(d) shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate theretofore representing any such Target Preferred Shares shall thereafter cease to have any rights with respect thereto.

(iii)          Limitation on Payment. Notwithstanding anything to the contrary set forth in this Agreement, the aggregate Merger Consideration which the former holders of such shares of Target Common Stock shall have the right to receive pursuant to Section 2.1(c), plus the aggregate amount of the payments to be made by Parent to holders of Stock Options pursuant to Section 2.4(a), plus the aggregate amount of the payments to be made by Parent to option or right holders under the Target ESPP pursuant to Section 2.4(c), shall not exceed the Aggregate Paid Merger Consideration.

Section 2.2             Exchange of Certificates.

(a)           Exchange Agent. Prior to the Effective Time, Parent shall appoint such exchange agent reasonably acceptable to Target (the “Exchange Agent”) for the purpose of exchanging Certificates representing Target Common Shares converted into the Merger Consideration pursuant to Section 2.1, and non-certificated Target Common Shares converted into the Merger Consideration pursuant to Section 2.1 and represented by book entries (“Book Entry Shares”), for the Merger Consideration. The Exchange Agent shall also be responsible for paying the Stock Option Consideration and the ESPP Consideration as contemplated in Section 2.4. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the Target Stockholders, cash sufficient to pay the aggregate Merger Consideration to be delivered in respect of the Target Common Shares, plus cash sufficient to pay the Stock Option Consideration and the ESPP Consideration (such aggregate amount being hereinafter referred to as the “Exchange Fund”). The Exchange Fund shall not be used for any other purpose. As soon as reasonably practicable following the date of this Agreement and in any event not less than ten (10) Business Days prior to the Closing Date, Parent and the Exchange Agent shall agree upon a final form of letter of transmittal (which shall specify that (i) delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of such Certificates to the Exchange Agent or by appropriate guarantee of delivery in the form customarily used in transactions of this nature from a member of a national securities exchange, a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company in the United States, that is a member in good standing of the Securities Transfer Agents’ Medallion Program and (ii) the signature thereof must be guaranteed by such a member or bank or trust company in the form customarily used in transactions of this nature) (the “Letter of Transmittal”), for use in effecting delivery of Target Common Shares to the Exchange Agent and instructions related thereto (the “Instructions”). Promptly after the Letter of Transmittal and Instructions have been finalized, the Exchange Agent shall make the Letter of Transmittal and Instructions available, upon request, to holders of Target Common Stock, and promptly (and in any event within three (3) Business Days) after the Effective Time, Parent will send, or will cause the Exchange Agent to send, to each holder of record of Target Common Shares as of the Effective Time, who has not previously submitted a properly completed and duly executed Letter of Transmittal, the Letter of Transmittal and Instructions. Exchange of any Book-Entry Shares shall be effected in accordance with Exchange Agent’s customary procedures with respect to securities represented by book entry.

(b)           Exchange Procedures. If a holder of Target Common Shares surrenders to the Exchange Agent a Certificate, together with a Letter of Transmittal properly completed and duly executed, and such other documents as may be reasonably requested pursuant to the Instructions, at least two (2) Business Days prior to the Closing Date and such holder is the record holder as of the Effective Time, then the holder of such Certificate shall be paid on the Closing Date in exchange therefor, by the Exchange Agent, solely from the Exchange Fund (to the extent not terminated in accordance with Section 2.2(f)), or otherwise by Parent in accordance with Section 2.2(f), the Merger Consideration (subject to any applicable withholding tax as specified in Section 2.2(i)), without interest, with respect thereto, and such Certificate shall forthwith be canceled. If a holder surrenders to the Exchange Agent a Certificate, together with a Letter of Transmittal properly completed and duly executed (and such other documents as may be reasonably requested pursuant to the Instructions), any time after two (2) Business Days prior to the Closing Date, and such holder is the record holder as of the Effective Time, then the holder of such Certificate shall be paid as soon as reasonably practicable following the Closing Date in exchange therefor by the Exchange Agent, solely from the Exchange Fund (to the extent not terminated in accordance with Section 2.2(f)), or otherwise by Parent in accordance with Section 2.2(f), the Merger Consideration (subject to any applicable withholding tax as specified in Section 2.2(i)), without interest, with respect thereto, and such Certificate shall forthwith be canceled. No interest shall be paid or accrued on any Merger Consideration payable to holders of Certificates.

(c)           Transfer Books; No Further Ownership Rights in Shares. The Merger Consideration paid in respect of Target Common Shares upon the surrender for exchange of Certificates in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Target Common Shares previously represented by such Certificates, and at the Effective Time, the share transfer books of Target shall be closed and thereafter there shall be no further registration of transfers on the share transfer books of the Surviving Company of Target Common Shares or Target Preferred Shares that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates that evidenced ownership of Target Common Shares or Target Preferred Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect thereto, except as otherwise provided for herein or by applicable Law.

(d)           Certificate Holder. If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the applicable surrendered Certificate is registered, it shall be a condition to the payment thereof that the surrendered Certificate shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment of the Merger Consideration shall pay to the Exchange Agent any transfer or other similar Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(e)           No Further Ownership Rights in Target Common Shares. The Merger Consideration paid in accordance with the terms of this Article II upon conversion of any Target Common Shares shall be deemed to have been paid in full satisfaction of all rights pertaining to such Target Common Shares, including any rights to receive declared but unpaid dividends with a record date prior to the Effective Time.

(f)            Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Target Common Shares for six (6) months after the

Effective Time shall be delivered to Parent (or its designee), upon demand, and any holder of Target Common Shares who has not theretofore complied with this Article II shall thereafter look only to the Surviving Company for payment of the Merger Consideration. Any portion of the Exchange Fund remaining unclaimed by holders of Target Common Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable Law and subject to the Surviving Company’s obligation in the preceding sentence, become the property of the Surviving Company free and clear of any claims or interest of any Person previously entitled thereto.

(g)           No Liability. None of Parent, Merger Sub, Surviving Company or the Exchange Agent shall be liable to any Person in respect of any cash from the Exchange Fund delivered to a public official to the extent required by any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered immediately prior to the date on which the Merger Consideration in respect of such Certificate would otherwise irrevocably escheat to or become the property of any Governmental Authority, any such cash in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interest of any Person previously entitled thereto.

(h)           Investment of Exchange Fund. The Exchange Agent shall invest the cash included in the Exchange Fund, as directed by Parent, in (i) direct obligations of the United States, (ii) obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of all principal and interest or (iii) commercial paper obligations receiving the highest rating from either Moody’s Investor Services, Inc. or Standard & Poor’s, a division of The McGraw Hill Companies, or a combination thereof; provided that, in any such case, no such instrument shall have a maturity exceeding three (3) months from the date of the investment therein. Any interest and other income resulting from such investments shall be paid to Parent.

(i)            Withholding Rights. Parent, Surviving Company and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Target Common Shares, any holder of Stock Options, or any holder of options or rights issued pursuant to the Target ESPP, pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”), or under any other provision of applicable federal, state, local or foreign tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent,  Surviving Company or the Exchange Agent, as applicable, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such holders in respect of which such deduction and withholding was made by Parent, Surviving Company or the Exchange Agent.

(j)            Lost Certificates. If any Certificate shall have been lost, stolen, defaced or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen, defaced or destroyed and, if reasonably required by the Surviving Company, the posting by such Person of a bond, and in such reasonable amount as the Surviving Company may direct, as indemnity against any claim that may be made against it with respect to such

Certificate, the Exchange Agent shall pay, in accordance with Section 2.2 (except for the provisions thereof requiring delivery of such Certificate), in respect of such lost, stolen, defaced or destroyed Certificate the Merger Consideration with respect to each Target Common Share formerly represented by such Certificate.

Section 2.3             Appraisal Rights.

Notwithstanding anything in this Agreement to the contrary, Target Common Shares issued and outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger and who has delivered a written demand for appraisal for such shares in accordance with Section 262 of the DGCL (a “Dissenting Stockholder”) shall not be converted into the right to receive the Merger Consideration as provided in Section 2.1. At the Effective Time, all Target Common Shares issued and outstanding immediately prior to the Effective Time and held by Dissenting Stockholders (“Dissenting Shares”) shall be canceled and cease to exist and shall represent only the right to receive payment with respect thereto in accordance with Section 262 of the DGCL. Each Dissenting Stockholder who, pursuant to the provisions of Section 262 of the DGCL, becomes entitled to payment thereunder for such Dissenting Shares, shall receive payment therefor in accordance with Section 262 of the DGCL. If, after the Effective Time, any Dissenting Stockholder fails to perfect or effectively withdraws or otherwise loses the right to appraisal under the DGCL, such Dissenting Stockholder’s Dissenting Shares shall thereupon be treated as if they had been canceled and ceased to exist and had been converted, as of the Effective Time, into the right to receive the Merger Consideration, without interest on such amount, with respect thereto. From and after the Effective Time, no holder of Target Common Shares shall be entitled to vote its Target Common Shares for any purpose or to receive payment of dividends or other distributions on its Target Common Shares.

Section 2.4             Target Options, Warrants and Employee Stock Purchase Plan.

(a)           As soon as practicable following the date of this Agreement, but in any event no later than 30 days prior to the Closing Date, the Board of Directors of Target (or, if appropriate, any committee administering the Stock Option Plans) shall adopt such resolutions or use its reasonable best efforts to take such other actions as are required to provide that each then outstanding stock option to purchase Target Common Shares (a “Stock Option”) heretofore granted under any stock option or other stock-based incentive plan, program or arrangement of Target (collectively, the “Stock Option Plans”) (other than the Target ESPP) shall be canceled, irrespective of any vesting or other term or condition set forth in any grant,  immediately prior to the Effective Time in exchange for payment (subject to any applicable withholding taxes) of an amount in cash equal to the product of (x) the number of Target Common Shares subject to and vested under (determined after giving effect to any accelerating vesting provisions) such Stock Option immediately prior to the Effective Time and (y) the excess, if any, of the Merger Consideration over the per share exercise price of such Stock Option (the “Stock Option Consideration”). The Exchange Agent will make the foregoing payments from the Exchange Fund to holders of Stock Options on, or as soon as practicable following, the Effective Time. Such payments shall be made pursuant to instructions provided by the Target.

(b)           Target shall deliver written notice to each Registered Holder (as defined in the Warrant Agreement) of Warrants at least ten (10) days prior to the Effective Time that such Registered Holder shall have the option of (i) exercising his, her or its Warrant prior to the

Merger effective immediately upon exercise or (ii) exercising his, her or its Warrant contingent upon the actual occurrence of the Merger. In the event, a Registered Holder elects to exercise any part of his, her or its Warrant in accordance with such notice, then such Warrant shall, either as of the execution of the Exercise Agreement (as defined in the Warrant Agreement) with respect to such exercise, or, if such exercise is contingent upon the consummation of the Merger, immediately prior to the Effective Time, be converted into that number of Target Common Shares indicated in the Exercise Agreement subject to the delivery of the applicable exercise price prior to the Effective Time.

(c)           Target shall use its reasonable best efforts to take all actions necessary to provide that the following shall occur, at or immediately prior to the Effective Time (the “Target ESPP-Related Events”): (i) each then outstanding option or right to acquire Target Common Shares under Target’s Employee Stock Purchase Plan (the “Target ESPP”) shall automatically be exercised or deemed exercised, and (ii) in lieu of Target Common Shares being issued upon the exercise of each such option or right, the holder of such option or right shall receive, from Parent, following the Effective Time, an amount in cash (subject to any applicable withholding tax) equal to the product of (x) the number of Target Common Shares otherwise issuable upon such exercise or deemed exercise and (y) the excess, if any, of the Merger Consideration over the per share exercise price of such option or right (the “ESPP Consideration”)  Target shall use its reasonable best efforts to effectuate the Target ESPP-Related Events, including obtaining consents from any optionee or right holder to give effect to the transactions contemplated by this Section 2.4(c). Target (i) shall not permit the commencement of any new offering period under the Target ESPP following the date hereof, (ii) shall not permit any optionee or right holder to increase his or her rate of contributions under the Target ESPP following the date hereof, and (iii) shall terminate the Target ESPP as of the Effective Time. The Exchange Agent will make the foregoing payments from the Exchange Fund to the applicable Target ESPP participants on, or as soon as practicable following, the Effective Time. Such payments shall be made pursuant to instructions provided by Target.

(d)           At the Effective Time, each Stock Option, each Warrant, and each option or right issued by Target under the Target ESPP, shall be canceled and shall cease to represent, or represent the right to purchase or acquire any Target Common Shares, Target Preferred Shares or any other equity securities of the Target, Merger Sub, Parent, the Surviving Company or any of their respective assets.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF TARGET

Target represents and warrants to Parent and Merger Sub, except (x) as set forth in the Target Disclosure Schedules or (y) the Target SEC Documents filed with the SEC prior to the execution of this Agreement (it being understood that any matter set forth in such Target SEC Documents shall be deemed disclosed with respect to any section of this Article III (other than Section 3.5) to which the matter relates, to the extent the relevance of such matter to such section is reasonably apparent), as follows:

Section 3.1             Organization, Standing and Power.

(a)           Target is a corporation, validly existing and in good standing under the Laws of the State of Delaware, and has all corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Target is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where such failures to be so licensed, qualified or in good standing would not reasonably be expected, individually or in the aggregate, to have a Target Material Adverse Effect.

(b)           Each Subsidiary of Target is validly existing and in good standing under the laws of the jurisdiction of its organization or formation and in good standing as a foreign corporation in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where such failures to be so licensed, qualified or in good standing would not reasonably be expected, individually or in the aggregate, to have a Target Material Adverse Effect. All the outstanding equity interests in each Subsidiary of Target are owned directly or indirectly by Target, in each case free and clear of all liens (including, without limitation, liens imposed by Law, such as, but not limited to, mechanics liens), pledges, charges, mortgages, encumbrances, conditions or covenants of record, zoning or similar restrictions, conditional sale or other title retention agreements, adverse claims, security interests and transfer restrictions (collectively, “Liens”), except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), and other applicable securities laws. Neither Target nor any of its Subsidiaries own, directly or indirectly, any interest or investment (whether equity or debt) in any Person that is not a direct or indirect wholly-owned subsidiary of Target. Schedule 3.1(b) sets forth all of the Subsidiaries of Target, and for each Subsidiary of Target, (i) its authorized capital stock, share capital or other equity interests, (ii) the number of issued and outstanding shares of capital stock, share capital or other equity interests, (iii) the holder or holders of such shares, share capital or other equity interests, and (iv) its jurisdiction of incorporation and the other jurisdictions where it is qualified to do business as a foreign corporation.

(c)           Target has made available to Parent complete and correct copies of the certificate of incorporation and bylaws or other organizational documents of Target and each Subsidiary thereof. Neither Target nor any of its Subsidiaries is in violation of the provisions of its certificate of incorporation, bylaws or other organizational documents, except where such failures would not reasonably be expected, individually or in the aggregate, to have a Target Material Adverse Effect. The Board of Directors of Target has not designated any Subsidiary of Target as an “Unrestricted Subsidiary” pursuant to the Senior Notes Indenture.

Section 3.2             Capitalization.

(a)           The authorized capital stock of Target consists of (i) 30,000,000 Target Common Shares and (ii) 10,000,000 shares of preferred stock, par value $.001 per share (“Target Preferred Shares”). As of the date hereof, (A) 14,147,898 Target Common Shares were issued and outstanding, (B) 655,355 Target Common Shares have been reserved for issuance pursuant to the Stock Option Plans, 72,592 Target Common Shares have been reserved for issuance pursuant to the Warrants, and 37,757 Target Common Shares have been reserved for issuance pursuant to the Target ESPP, subject to adjustment on the terms set forth in such Stock Option Plans, Warrants and Target ESPP, respectively; (C) 1,540,394 Target Common Shares were held in the treasury of Target and (D) no Target Preferred Shares were issued and outstanding. There are not any bonds, debentures, notes or other indebtedness of Target having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Target capital stock may vote (“Voting Target Debt”). Except for the Stock Options (which are held of record, as of the date hereof, by the persons and for the respective quantities of Target Common Shares at the respective exercise prices per share set forth on Schedule 3.2(a)), options or rights granted under the Target ESPP to acquire Target Common Stock thereunder and the Warrants, as of the date hereof, there are not any options, warrants, rights, convertible or exchangeable securities, “phantom” unit rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which Target or any of Target’s Subsidiaries is a party or by which any of them is bound (x) obligating Target or any Target Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional capital stock of, or any security convertible or exercisable for or exchangeable into any capital stock of, Target or any Subsidiary of Target or any Voting Target Debt, (y) obligating Target or any Subsidiary of Target to issue, grant, extend or enter into any such option, warrant, call, right, security, unit, commitment, Contract, arrangement or undertaking or (z) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights occurring to holders of Target capital stock. As of the date of this Agreement, there are not any outstanding contractual obligations of Target or any Target Subsidiary to repurchase, redeem or otherwise acquire any capital stock of Target or any Target Subsidiary.

(b)           The issued and outstanding Target Common Shares have been duly authorized and validly issued and are fully paid and non-assessable. Such Target Common Shares were not issued in violation of pre-emptive or similar rights or any other agreement or understanding binding on Target. All of the outstanding equity interests of the Subsidiaries of Target have been duly authorized and are validly issued, fully paid (to the extent required under the applicable governing documents) and non-assessable and free of pre-emptive rights (except as set forth to the contrary in the applicable governing documents), and were not issued in violation of pre-emptive or similar rights; and all such equity interests are owned free and clear of all Liens, except for applicable securities laws and restrictions on transfer contained in the applicable governing documents.

(c)           There are no voting trusts, proxies or other agreements, commitments or understandings of any character to which the Target or any of its Subsidiaries is a party or by which the Target or any of its Subsidiaries is bound with respect to the voting of any shares of capital stock of the Target or any of its Subsidiaries or the registration of the offer or sale of any shares of capital stock of Target or any of its Subsidiaries under the Securities Act.

(d)           All outstanding Warrants have been amended on or prior to the date of this Agreement to provide for the automatic termination of the unexercised portion thereof at the Effective Time. True, complete and correct copies of all amendments to the outstanding Warrants have been delivered to Parent prior to the execution of this Agreement.

Section 3.3             Authority; Noncontravention; Voting Requirements.

(a)           Target has all necessary power and authority to execute and deliver this Agreement and, subject to obtaining the approval of its stockholders to the adoption of this Agreement as set forth in Section 5.2 (the “Target Stockholder Approval”), to perform its obligations hereunder and to consummate the Merger and the other Transactions to be performed or consummated by Target. The execution, delivery and performance by Target of this Agreement, and the consummation by it of the Merger and the other Transactions to be performed or consummated by Target, have been duly authorized and approved by its Board of Directors, and except for obtaining the Target Stockholder Approval, no other corporate action on the part of Target is necessary to authorize the execution, delivery and performance by Target of this Agreement and the consummation by Target of the Merger and the other Transactions to be performed or consummated by Target. This Agreement has been duly executed and delivered by Target and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of Target, enforceable against Target in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b)           The Board of Directors of Target, after having received the recommendation of the Special Committee, at a meeting duly called and held, has duly adopted resolutions by a unanimous vote of all directors, (i) approving and declaring advisable this Agreement, the Merger and the other Transactions to be performed or consummated by Target, (ii) determining that the terms of the Merger and the other Transactions to be performed or consummated by Target are in the best interests of the Target Stockholders, (iii) directing that this Agreement be submitted to the Target Stockholders for a vote at a meeting of such holders and (iv) recommending that Target Stockholders approve and adopt this Agreement and the Merger at such meeting.

(c)           Neither the execution and delivery of this Agreement by Target nor the consummation by it of the Merger and the other Transactions to be performed or consummated by Target, nor compliance by it with any of the terms or provisions hereof, will (i) conflict with or violate any provision of Target’s certificate of incorporation or bylaws or (ii) assuming that the authorizations, consents and approvals referred to in Section 3.4 and the Target Stockholder Approval are obtained and the filings referred to in Section 3.4 are made, (x) violate any Law, judgment, writ or injunction of any Governmental Authority applicable to Target or any Subsidiary thereof or (y) violate or constitute a default (or an event, condition or circumstance that, with notice or lapse of time or both, would constitute a default) under, or give to others any rights of termination or cancellation of, or accelerate the performance required by or maturity of, or result in the creation of any Liens on any of the assets of Target or any of its Subsidiaries, under any of the terms, conditions or provisions of any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, lease, contract or other agreement (each, a “Contract”) or Permit, to which any of the Target and its Subsidiaries is a party, or by which Target or any of its Subsidiaries, or any Target Owned Real Estate or Target Leased Real Estate (as each such term is defined in Section 3.12) are otherwise affected, except, in the case of clause (ii), as set forth on Schedule 3.3(c), and except for such violations or defaults as would not reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect.

(d)           Assuming the accuracy of the representations and warranties of Parent and Merger Sub in Section 4.9, the affirmative vote (in person or by proxy) of the holders of a majority of the outstanding Target Common Shares for the approval of the adoption of this Agreement is the only vote or approval of the holders of any capital stock of Target or any of its Subsidiaries that is necessary to adopt this Agreement and approve the Transactions contemplated hereby.

(e)           Assuming the accuracy of the representations and warranties of Parent and Merger Sub in Section 4.9, Target and its board of directors have taken all actions such that the restrictions on “business combinations” (as defined in Section 203 of the DGCL) will not apply to the Transactions.

Section 3.4             Governmental Approvals.

Except for (a) the filing of a notification and report form under the HSR Act and the termination or expiration of the waiting period under the HSR Act, (b) the filing of any other required applications or notices with any state agencies of competent jurisdiction and approval of such applications and notices (the “Other Approvals”), (c) the filing with the SEC of a proxy statement relating to the matters to be submitted to the Target Stockholders at the Target Stockholders Meeting (such proxy statement (including any prospectus of which such proxy statement is a part), and any amendments or supplements thereto, the “Proxy Statement”) and other filings with the Securities and Exchange Commission (the “SEC”) under the Securities Act and the Exchange Act, including the filing of Schedule 13E-3, if necessary, (d) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (e) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NYSE (the consents, approvals, filings and registration required under or in relation to the foregoing clauses (b) through (e) being referred to as “Necessary Consents”), and (f) such other legally required consents, approvals, filings and registrations the failure of which to obtain or make would not, individually or in the aggregate, reasonably be expected to have a Target Material Adverse Effect, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by Target and the consummation by Target of the Merger and the other Transactions to be performed or consummated by Target, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not reasonably be expected, individually or in the aggregate, to have a Target Material Adverse Effect.

Section 3.5             Target SEC Documents; Undisclosed Liabilities.

(a)           Since January 1, 2003, Target has filed all reports, schedules, forms and registration, proxy and other statements with the SEC (the “Target SEC Documents”) required to be filed by it pursuant to the federal securities laws and the rules and regulations of the SEC promulgated thereunder. As of their respective effective dates (in the case of Target SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Target SEC Documents), the Target SEC Documents complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Target SEC Documents, and none of the Target SEC Documents as of such respective dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)           The consolidated financial statements of Target included in the Target SEC Documents have been prepared in accordance with GAAP (except, in the case of unaudited interim statements, as stated in the notes thereto) applied on a consistent basis during the periods involved (except as stated in the notes thereto) and fairly present in all material respects the consolidated financial position of Target and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations, cash flows and changes in stockholders’ equity for the periods then ended (subject, in the case of unaudited interim statements, to normal recurring year-end adjustments that would not reasonably be expected, individually or in the aggregate, to have a Target Material Adverse Effect).

(c)           Since January 1, 2000, the Target and its Subsidiaries have timely filed all regulatory reports, schedules, forms and registrations and other documents required to be filed with any Governmental Authority other than the SEC, including state securities administrators. Such reports of Target and its Subsidiaries were prepared in accordance with the requirements of applicable Law, except for the failure to make such filings as would not reasonably be expected, individually or in the aggregate, to have a Target Material Adverse Effect. As of their respective filing dates, all such reports, schedules, forms and registrations and other documents complied in all material respects with the requirements of applicable Law with respect to such items, and there is no unresolved violation or exception with respect to any such item alleged by any Governmental Authority, except for such resolved violations or exceptions as would not reasonably be expected, individually or in the aggregate, to have a Target Material Adverse Effect.

(d)           Neither Target nor any of its Subsidiaries has any liabilities of any nature (whether accrued, absolute, contingent or otherwise) which, if known, would be required to be reflected or reserved against on a consolidated balance sheet of Target prepared in accordance with GAAP, except liabilities (i) reflected or reserved against on the balance sheet of the Target and its Subsidiaries as of December 31, 2005 (the “Target Balance Sheet Date”) (including the notes thereto) included in the Target SEC Documents, (ii) incurred after the Target Balance Sheet Date in the ordinary course of business consistent with past practice, (iii) as expressly contemplated by this Agreement or otherwise in connection with the Merger or (iv) as would not reasonably be expected, individually or in the aggregate, to have a Target Material Adverse Effect.

(e)           As of the date of this Agreement, the aggregate principal amount of repayments of the Senior Notes that have been made with proceeds from Asset Dispositions (within the meaning of the Senior Notes Indenture) utilized in accordance with clause (3)(a) of Section 3.5 of the Senior Notes Indenture that permanently reduced the commitments thereunder is not in excess of $5,000,000.

Section 3.6             Absence of Certain Changes.

Except as disclosed in the Target SEC Documents filed with the SEC prior to the date of this Agreement, since the Target Balance Sheet Date, (a) Target and its Subsidiaries have carried on and operated their respective businesses in all material respects in the ordinary course of business consistent with past practice, (b) there have not been any events, changes or occurrences that have had, or would reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect, and (c) neither Target nor any Subsidiary thereof has taken any other action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.1(a) hereof, except for such breaches as would not reasonably be expected, individually or in the aggregate, to have a Target Material Adverse Effect. Except as disclosed in the Target SEC Documents filed with the SEC prior to the date of this Agreement, during the period from the Target Balance Sheet Date up to (and including) the date of this Agreement, there has not occurred any sale, lease or other disposition of any Target Owned Real Estate or Target Leased Real Estate.

Section 3.7             Legal Proceedings.

Except as would not reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect, as of the date hereof, there are no pending or, to the Knowledge of Target, threatened, legal or administrative proceedings, claims, suits, or actions against Target or any of its Subsidiaries (or to which any of them is a party) or any arbitrations to which Target or any of its Subsidiaries is a party, or any Target Benefit Plan, nor, to the Knowledge of Target, any pending investigations or audits of Target or any of its Subsidiaries, or any Target Benefit Plan, nor any outstanding or unsatisfied injunctions, orders, judgments, awards, rulings or decrees imposed upon Target or any of its Subsidiaries, or any Target Benefit Plan, or, to the Knowledge of Target, otherwise affecting Target’s title to or rights in respect of any Target Owned Real Estate or Target Leased Real Estate, by or before any Governmental Authority.

Section 3.8             Compliance With Laws; Permits.

(a)           Target and its Subsidiaries are in compliance with all laws, statutes, ordinances, codes, rules, regulations, decrees, notices, and orders of Governmental Authorities (and all Permits) (collectively, “Laws”) applicable to Target or any of its Subsidiaries and Target Owned Real Estate and Target Leased Real Estate, except for such instances of non-compliance as would not reasonably be expected, individually or in the aggregate, to have a Target Material Adverse Effect. No new construction has been commenced at, and no development entitlements been sought for any new construction at, any Target Real Estate or Target Leased Real Estate, which would, upon completion, cause there to be a breach in any material respect of the representation set forth in the foregoing sentence. Target and each of its Subsidiaries hold all licenses, franchises, development entitlements, grants, permits, certificates (including, without limitation, certificates of occupancy), zoning permits, privileges, immunities, orders, registrations, easements, rights and other approvals, orders and authorizations from Governmental Authorities (collectively, “Permits”) necessary for the lawful conduct of their respective businesses, including the current use, occupancy and operation by Target and its Subsidiaries of the Target Owned Real Estate and Target Leased Real Estate, except where such failures to hold the same would not reasonably be expected, individually or in the aggregate, to have a Target Material Adverse Effect. All Permits held by Target and its Subsidiaries are valid and in full force and effect, no legal or administrative proceeding, claim, suit, action or investigation is pending or, to the Knowledge of Target, threatened, to suspend, cancel or revoke any such Permit, no such Permit shall be affected in any respect by the transactions contemplated hereby, and Target and its Subsidiaries are in compliance with the terms of all such Permits, except for such instances of non-compliance as would not reasonably be expected, individually or in the aggregate, to have a Target Material Adverse Effect. No correctional, rehabilitative, educational, detention or other similar facility (each, a “Facility”) operated or otherwise managed by Target or any of its Subsidiaries is required by any applicable Laws or contracts to which the Target or any of its Subsidiaries are parties to comply with the requirements for accreditation by and the standards of, the American Correctional Association or the Joint Commission on the Accreditation of Health Organizations, except for such instances of required compliance the absence of which would not reasonably be expected, individually or in the aggregate, to have a Target Material Adverse Effect.

Section 3.9             Tax Matters.

(a)           Except as set forth in Schedule 3.9: (i) each of Target and its Subsidiaries has timely filed, or has caused to be filed on its behalf (taking into account any extension of time within which to file), all Tax Returns (as hereinafter defined) required to be timely filed by it, and all such filed Tax Returns are correct and complete in all material respects, (ii) all Taxes (whether or not shown to be due on such Tax Returns) have been timely paid, (iii) no deficiency with respect to Taxes has been proposed, asserted or assessed against Target or any of its Subsidiaries, which have not been fully paid or adequately reserved (other than any reserve for deferred Taxes to reflect timing differences between book and Tax income), (iv) no audit or other administrative or court proceedings are pending with any Governmental Authority with respect to Taxes of Target or any of its Subsidiaries as to which written notice thereof has been received, (v) there is no currently effective agreement or other document extending, or having the effect of extending, the period of assessment or collection of any taxes of Target or its Subsidiaries nor has any request been made for any such extension, (vi) all Taxes that Target or any of its Subsidiaries is (or was) required by Law to withhold or collect in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party have been duly withheld or collected, and have been timely paid over to the proper authorities to the extent due and payable, (vii) since January 1, 2001, no written claim has been made by any taxing authority in a jurisdiction where Target or any of its Subsidiaries does not file tax returns that Target or any of its Subsidiaries is or may be subject to taxation by that jurisdiction, (viii) Target and its Subsidiaries have not made any payments, are not obligated to make any payments and are not a party to any agreements that under any circumstances could obligate any of them to make any payment that would constitute an “excess parachute payment” for purposes of Sections 280G and 4999 of the Code or that would not be deductible under Section 162 of the Code and (ix) none of Target or any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” as such terms are defined in Section 355 of the Code in a distribution of stock outside of the affiliated group of which Target is the common parent qualifying or intended to qualify for tax-free treatment (in whole or in part) under Section 355(a) or 361 of the Code, and (x) Target has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(b)           For purposes of this Agreement:  (x) “Taxes” shall mean (A) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, (B) all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Authority in connection with any item described in clause (A), and (C) any transferee liability in respect of any items described in clauses (A) and/or (B) payable by reason of Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof of any analogous or similar provision under Law), and (y) “Tax Returns” shall mean any required return, report, claim for refund, estimate, information return or statement or other similar document relating to or required to be filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

Section 3.10           Employee Benefits.

(a)           Schedule 3.10(a) lists each “employee benefit plan” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), and all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation, employee loan and any other employee benefit plan or arrangement contributed to, or sponsored by, Target or any of its Subsidiaries or with respect to which Target or any of its Subsidiaries has any present or future liability (each, a “Target Benefit Plan”). Target has made available to Parent correct and complete copies of (i) each Target Benefit Plan (or, in the case of any such Target Benefit Plan that is unwritten, descriptions thereof), (ii) the two most recent annual reports on Form 5500 required to be filed with the Internal Revenue Service (the “IRS”)with respect to each Target Benefit Plan (if any such report was required), (iii) the most recent summary plan description for each Target Benefit Plan for which such summary plan description is required and (iv) each trust agreement and insurance or group annuity contract relating to any Target Benefit Plan. Each Target Benefit Plan maintained, contributed to or required to be contributed to by Target or any of its Subsidiaries has been administered in all material respects in accordance with its terms. Target, its Subsidiaries and all Target Benefit Plans are all in compliance with the applicable provisions of ERISA, the Code and all other applicable Laws, except for any instances of noncompliance that would not reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect. (i) All Target Benefit Plans that are “employee pension plans” (as defined in Section 3(3) of ERISA) that are intended to be tax qualified under Section 401(a) of the Code (each, a “Target Pension Plan”) that is maintained, contributed to or required to be contributed to by Target or any of its Subsidiaries has received a favorable determination or opinion letter from the IRS regarding such qualification and (ii) to the Knowledge of Target, no event has occurred since the date of the most recent determination or opinion letter or application therefor relating to any such Target Pension Plan that would reasonably be expected to adversely affect the qualification of such Target Pension Plan. Target has made available to Parent a correct and complete copy of the most recent determination or opinion letter received with respect to each Target Pension Plan maintained, contributed to or required to be contributed to by Target or any of its Subsidiaries, as well as a correct and complete copy of each pending application for a determination letter, if any. All contributions and premiums under or in connection with Target Benefit Plans that are required to have been made as of the date hereof in accordance with the terms of Target Benefit Plans have been made or have been reflected on the most recent consolidated balance sheet filed or incorporated by reference into Target SEC Documents. No Target Pension Plan has an “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived. Neither Target nor its Subsidiaries has incurred any liability under Title IV of ERISA that has not been paid in full prior to the Closing and no Target Benefit Plan is subject to Title IV of ERISA. Neither Target nor any of its Subsidiaries has incurred any current or projected liability in respect of post-employment or post-retirement health, medical or life insurance benefits for current or former employees of Target or any of its Subsidiaries, except as required to avoid an excise tax under Section 4980B of the Code or otherwise except as may be required pursuant to any other applicable law.

(b)           No Target Benefit Plan exists that, as a result of the execution of this Agreement, stockholder approval of this Agreement, or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)), will entitle any employee, consultant or director to (i) severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable, or result in any other material obligation pursuant to, any of the Target Benefit Plans or (iii) result in payments which would not be deductible under Section 280G of the Code.

Section 3.11           Labor and Employment Matters.

(a)           Except as otherwise would not reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect, Target and each of its Subsidiaries are and have been, in compliance with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, occupational safety and health, civil rights, family and medical leaves and military leaves, and wages and hours.

(b)           Neither Target nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization. Neither Target nor any of its Subsidiaries is subject to any charge, demand, petition or representation proceeding seeking to compel, require or demand it to bargain with any labor union or labor organization nor is there pending or, to the Knowledge of Target, threatened, any material labor strike, dispute, walkout, work stoppage, slow-down or lockout involving Target or any of its Subsidiaries.

Section 3.12           Material Contracts.

Schedule 3.12 sets forth a list of the following Contracts, whether written or oral, to which Target is a party or by which Target or any of its assets is bound as of the date hereof:

(a)           (i) any Contract (including any such Contracts entered into with any Governmental Authority) or commitment, that by its terms provides for, or is likely to involve, over the remaining term of such Contract, EBITDA of more than $700,000 per annum or $3 million in the aggregate or (ii) any Contract with a vendor or other service provider involving expenditures by Target or its Subsidiaries of more than $1 million;

(b)           any Contract for borrowed money, or guarantees thereof, and any agreement of surety, guarantee or indemnification with respect to which Target or a Subsidiary thereof is the obligor, in each case involving a current outstanding aggregate principal amount or guaranteed amount in excess of $500,000;

(c)           any Contract for the lease of personal property or fixtures to or from any Person and that by its terms provides for, or is likely to involve, over the remaining term of such Contract, lease payments of more than $500,000 per annum or $2 million in the aggregate;

(d)           any Contract that restricts the right of the Target or any of its Subsidiaries to engage in any type of business;

(e)           any partnership, limited liability company agreement, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

(f)            any Contract that (i) requires Target or any Subsidiary thereof to pay for goods or services substantially in excess of its estimated needs for such items or the fair market value of such items and (ii) by its terms provides for, or is likely to involve, over the remaining term of such Contract, expenditures by such one or more Persons in excess of $250,000 per annum or $1.5 million in the aggregate;

(g)           any Contract that provides (i) for the employment of any individual on a full-time, part-time, consulting, or other basis, including any such contract providing deferred cash consideration or severance benefits, and (ii) that by its terms provides for, or is likely to involve, over the remaining term of such Contract, compensation and/or severance in excess of $150,000 per annum or $300,000 in the aggregate;

(h)           any profit sharing, stock option, stock purchase, stock appreciation or other similar contract for the benefit of the current or former directors, officers, or employees of Target and its Subsidiaries;

(i)            any collective bargaining contract or similar agreement;

(j)            any Contract with any of Target’s stockholders or any of their respective Affiliates;

(k)           any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act) with respect to Target and its Subsidiaries; and

(l)            any Contract which is material to the business of Target and its Subsidiaries, taken as a whole (the contracts referred to in any of clauses (a) through (l) of this Section 3.12, “Material Contracts”).

All Material Contracts to which Target or any of its Subsidiaries is a party, or by which any of their respective assets are bound, are valid and binding, in full force and effect and enforceable against Target or its Subsidiaries, as the case may be, assuming the other parties thereto are bound thereby, and, to the Knowledge of Target, the other parties thereto, in accordance with their respective terms, subject to the Bankruptcy and Equity Exception. Neither Target nor any of its Subsidiaries (nor, to the Knowledge of Target, any other party to such Contract) is in breach of, or in default under, any Material Contracts nor has violated any provisions of, or committed or failed to perform any acts which, with or without notice, lapse of time or both, would reasonably be excepted to constitute, a breach of, or default under, any Material Contracts, except for such breaches, defaults, violations, commissions or failures to perform as would not reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect.

Section 3.13           Intellectual Property.

Schedule 3.13 sets forth a list of each trademark, service mark, internet domain name, copyright, patent, trade secret or other intellectual property right which is owned by Target or one of its Subsidiaries and which is or was the subject of a registration or application or is otherwise material to the conduct of the business of Target and its Subsidiaries, taken as a whole. All such intellectual property rights, registrations and applications are subsisting and, to the Knowledge of Target, are valid, and no such intellectual property right, registration or application is subject to any outstanding order, judgment or decree of any Governmental Authority restricting its use or adversely affecting Target’s or any of its Subsidiaries’ rights thereto in any material respect. Target or one of its Subsidiaries is the current owner of record of each item of registered or applied-for intellectual property right listed on Schedule 3.13 of the Target Disclosure Schedules. To the Knowledge of Target, Target or its Subsidiaries own or are licensed to use, or otherwise have the right to use, all items of intellectual property which are material to the business of Target and its Subsidiaries as currently conducted, taken as a whole, including, without limitation, trade names, trademarks and service marks, brand names, software, patents, trade secrets, domain names and copyrights. Except as disclosed in the Target SEC Documents filed prior to the date of this Agreement, there are no claims pending or, to the Knowledge of Target, threatened, that Target or its Subsidiaries is in violation of any intellectual property right of any third party that, individually or in the aggregate, would reasonably be expected to have a Target Material Adverse Effect, and, to the Knowledge of Target, no third party is in violation of any intellectual property rights of Target or its Subsidiaries which, individually or in the aggregate, would reasonably be expected to have a Target Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Target Material Adverse Effect, the use by Target or any of its Subsidiaries of its intellectual property and the conduct of its business does not infringe and has not infringed the intellectual property rights of any other Person, nor has it, through such use, misappropriated or improperly used or disclosed any intellectual property of any other Person. Except as would not reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect (i) the IT Systems of Target and its Subsidiaries are adequate for the operation of businesses of Target and its Subsidiaries in the manner currently conducted and (ii) there has not been any material malfunction with respect to any of the material IT Systems of Target or any of its Subsidiaries since January 1, 2003 that has not been remedied or replaced in all material respects. Except as would not reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect, (i) the use of the Data by Target or its Subsidiaries does not infringe or violate the rights of any Person or otherwise violate any Law, (ii) Target and its

Subsidiaries each has taken reasonable measures to protect the privacy of the Data of its customers and other Persons whose Data it possesses, and (iii) to the knowledge of Target, since January 1, 2003, there have been no security breaches with respect to the privacy of such Data.

Section 3.14           Title to Properties and Assets.

(a)           Target Leased Real Estate.

(i)            Schedule 3.14(a) sets forth a complete and correct list of all of the real property leased, licensed or otherwise used or occupied (but not owned) by the Target, its Subsidiaries or any of them (each, a “Target Leased Real Estate”). Each agreement to lease, license or otherwise use or occupy such Target Leased Real Estate to which any of the Target or its Subsidiaries is a party, whether as lessor or lessee, licensor or licensee, or otherwise (such agreements being collectively referred to herein as the “Target Real Estate Leases”), together with all amendments and assignments thereof, is listed on Schedule 3.14(a), and true, complete and correct copies of such Target Real Estate Leases and all amendments thereto and assignments thereof have been delivered to Parent prior to the execution of this Agreement.

(ii)           Each Target Real Estate Lease with respect to a Facility or the premises located at the address of Target set forth in Section 8.9 or under which the annual expenditures of Target and its Subsidiaries are in excess of $100,000 per annum (each a “Material Lease”) is valid and in full force and effect on the date hereof and Target or its Subsidiaries have performed in all material respects all obligations required to have been performed by them under each such Target Leased Real Property.

(iii)          Except as would not reasonably be expected, individually or in the aggregate, have a Target Material Adverse Effect, there are no disputes with respect to any Real Property Lease.

(iv)          No event or condition exists that constitutes or, with the giving of notice or passage of time or both, would constitute a default or breach of any Material Lease by Target or any of its Subsidiaries, or, to the Knowledge of Target, any other party thereto, and no notice of default has been received or issued by Target or any of its Subsidiaries with respect to any such Material Lease that has not been waived or cured.

(v)           Each Material Lease creates a valid, defeasible leasehold interest in the real property that it purports to lease, and is a valid and binding obligation of Target or one of its Subsidiaries and, to the Knowledge of Target, each other party thereto, enforceable against Target or one of its Subsidiaries and, to the Knowledge of Target, each other party thereto, in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(vi)          No Material Lease has been assigned, no portion of any real property subject to such Material Lease has been subleased, and Target or one of its Subsidiaries is currently in occupancy of all of the real property subject to such Material Lease.

(vii)         There are no mortgages or other Liens, other than Permitted Liens, on the leasehold interests in the Target Leased Real Estate that have been granted by Target or its Subsidiaries, whether as a result of a breach by any of Target or its Subsidiaries of any contractual obligation, or otherwise.

(viii)        None of Target or its Subsidiaries (x) holds any option to purchase or acquire an interest in real property for an aggregate purchase price in excess of $350,000 or (y) is subject to any contractual obligations to purchase or acquire an interest in real property.

(b)           Target Owned Real Estate.

(i)            Schedule 3.14(b) sets forth a true, correct and complete list of all of the real property owned by either Target or any of its Subsidiaries (“Target Owned Real Estate”).

(ii)           Target and its Subsidiaries are the owners of record of, and have good, valid and indefeasible fee simple absolute title to, the Target Owned Real Estate, free and clear of any and all Liens other than Permitted Liens.

(iii)          There is no pending or, to the Knowledge of the Target, threatened, claim, action or proceeding relating to any of the Target Owned Real Estate, nor any other matter that would adversely affect in any material respect the use, occupancy or value thereof.

(iv)          Since the Target Balance Sheet Date, each Facility located at, on or within each parcel of Target Owned Real Estate has been operated and maintained in all material respects in accordance with all Permits and all applicable Laws.

(v)           There are no leases, licenses or other occupancy agreements affecting, and no outstanding purchase options or rights of first refusal or first offer, or other preferential rights to purchase, lease or otherwise use or occupy, any of the Target Owned Real Estate or any of the improvements located thereon, or any portion thereof or interest therein.

(vi)          There are no pending applications or proceedings with respect to zoning matters related to any of the Target Owned Real Estate, and there are neither any condemnation or eminent domain proceedings of any kind whatsoever nor any proceedings of any other kind whatsoever, for the taking of the whole or any part of the Target Owned Real Estate for public or quasi-public use pending.

(vii)         All of the Target Owned Real Estate has in all material respects adequate rights of access to dedicated public ways and adequate utility service, and the improvements located thereon are in all material respects in good order and repair and adequate, for the conduct of the business currently carried out thereon.

(c)           Personal Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Target Material Adverse Effect, each of Target and its

Subsidiaries has good, valid and indefeasible fee title to, or, in the case of leased assets, outright good, valid and indefeasible leasehold interests in, all of its material tangible and intangible assets and properties used or held for use in, or that are necessary to conduct, the respective businesses of Target and its Subsidiaries as currently conducted or proposed by Target as of prior to the Effective Time to be conducted, in each case free and clear of any and all Liens, other than Permitted Liens.

(d)           Sufficiency of Assets and Properties. Except for such deficiencies as would not reasonably be expected, individually or in the aggregate, to have a Target Material Adverse Effect, the assets and properties of Target and its Subsidiaries (whether real or personal, tangible or intangible) are in all material respects in good working order, taken as a whole, ordinary wear and tear excepted, properly functioning, and usable for their intended purposes in the ordinary and normal course consistent with past practice.

Section 3.15           Environmental Matters.

Except for those matters that would not reasonably be expected, individually or in the aggregate, to have a Target Material Adverse Effect, (a) each of Target and its Subsidiaries is in compliance with Environmental Laws, and has obtained and is in compliance with all necessary Permits that are required under Environmental Laws to operate the facilities, assets and business of the Target and its Subsidiaries, (b) there are no Environmental Claims pending or, to the Knowledge of Target, threatened against Target or any of its Subsidiaries or any real property currently or formerly owned, operated or leased by Target or any of its Subsidiaries or a predecessor in interest of any of the foregoing that are likely to result in Environmental Liabilities, (c) there has been no Release at any of the real property currently or formerly owned, operated or leased by the Target or any of its Subsidiaries or a predecessor in interest of any of the foregoing, or, to the Knowledge of the Target, at any disposal or treatment facility which has received or currently receives Hazardous Materials generated by the Target or any of its Subsidiaries or any predecessor in interest of any of the foregoing, and (d) Target and its Subsidiaries have delivered to Veritas III true, correct and complete copies of all environmental reports, studies, investigations or correspondence regarding any Environmental Liabilities of the Target or any of its Subsidiaries or any environmental conditions at any real properties currently or formerly owned, operated or leased by Target or any of its Subsidiaries or a predecessor in interest of any of the foregoing. This Section 3.15 constitutes the sole and exclusive representation and warranty of Target regarding environmental and health and safety matters, or liabilities or obligations relating thereto, or compliance with Laws relating thereto.

Section 3.16           Information Supplied.

None of the information supplied by Target for inclusion (or incorporation by reference) in the Proxy Statement (or any amendment thereof or supplement thereto) or the Schedule 13E-3 will, on the date it is filed and the date it is first mailed to Target Stockholders and Parent and at the time of the Target Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Target will cause the Proxy Statement and Schedule 13E-3 and all related filings with the SEC will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder applicable thereto as of the dates of such filings or mailings, except that no representation is made by Target with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub in writing for inclusion or incorporation by reference therein.

Section 3.17           Opinion of Financial Advisors.

The Board of Directors of Target has received the opinion of Rothschild Inc. (the “Financial Advisor”), dated the date of this Agreement, to the effect that, as of such date, and subject to the various assumptions and qualifications set forth therein, the consideration to be received by the Target Stockholders in the Merger is fair to such holders from a financial point of view (“Fairness Opinion”).

Section 3.18           Brokers and Other Advisors.

Except for the Financial Advisor, the fees and expenses of which will be paid by Target, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the Merger based upon arrangements made by or on behalf of Target or any of its Subsidiaries. A true, complete and correct copy of Target’s fee arrangements with the Financial Advisor in connection with the Merger and the Transactions has been made available to Parent.

Section 3.19           Insurance.

Schedule 3.19 lists all material information (including nature of coverage, limits, deductibles and premiums) pertaining to all policies or binders of fire, casualty, liability, burglary, fidelity, workers’ compensation, vehicular, health, life and other insurance maintained, owned or held by Target and its Subsidiaries on the date hereof (the “Insurance Policies”). Such Insurance Policies provide such coverage for all of the Target Owned Real Estate and all of the Target Leased Real Estate, including all such coverages and limits of coverage, as is appropriate and customary for the conduct of the Target and its Subsidiaries’ business as currently conducted and, to the Knowledge of Target, are in such amounts and insure Target and its Subsidiaries against such losses and risks as are generally maintained by comparable businesses. True, correct and complete copies of such Insurance Policies have previously been delivered to Parent (including, without limitation, copies of all written amendments, supplements and other modifications thereto or waivers of rights thereunder). All of the Insurance Policies are in full force and effect and are valid, outstanding and enforceable, and all premiums with respect thereto are currently paid and no basis exists for early termination of any of the Insurance Policies on the part of the insurer thereunder, except where such failures to be in effect would not, individually or in the aggregate, reasonably be expected to have a Target Material Adverse Effect. The coverage limits under the Insurance Policies have not been exhausted or materially diminished. None of Target or its Subsidiaries have failed to give any notice or present any claim under any such Insurance Policies in due and timely fashion, and there are no outstanding unpaid claims under any such Insurance Policies. None of the Insurance Policies will terminate or lapse (or be affected in any other materially adverse manner) by reason of any of the Transactions contemplated by this Agreement, except where such terminations and lapses would not reasonably be expected, individually or in the aggregate, to have a Target Material Adverse Effect. No facts or circumstances exist which would relieve the insurer under any Insurance

Policy of its obligation to satisfy in full any valid claim of the Target or its Subsidiaries thereunder. Each of Target and its Subsidiaries has complied with the material provisions of each Insurance Policy under which it is the insured party, except where such failures to comply would not, individually or in the aggregate, reasonably be expected to have a Target Material Adverse Effect. Neither Target nor any of its Subsidiaries have received any notice of cancellation or non-renewal of any Insurance Policy. None of Target or its Subsidiaries have been refused any insurance (including, without limitation, insurance against loss due to terrorist acts) with respect to its assets, properties or businesses, nor has any coverage been limited by an insurance carrier to which any of Target or its Subsidiaries has applied for any such insurance or with which Target or its Subsidiaries have carried insurance during the last three years. Since January 1, 2004, no insurer under any policy or binder of fire, casualty, liability, burglary, fidelity, workers’ compensation, vehicular, health, life and other insurance maintained, owned or held by Target and its Subsidiaries at any time since such date has cancelled or generally disclaimed liability under such policy or binder or, to Target’s Knowledge, indicated any intent to do so or not to renew any such policy.

Section 3.20           Certain Business Practices.

None of Target, any of its Subsidiaries or any director, officer or employee of Target or any of its Subsidiaries has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity or (b) made any unlawful payment to any foreign or domestic governmental official or employee or to any foreign or domestic political party or campaign or violated any provision of Foreign Corrupt Practices Act of 1977, as amended.

Section 3.21           No Other Representations or Warranties.

Except for the representations and warranties made by Target in this Article III, neither Target nor any Person on behalf of Target is making any representation or warranty with respect to Target or any of its Subsidiaries, or its or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Parent or any of its Affiliates or representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing.

Section 3.22           No Reliance.

Notwithstanding anything contained in this Agreement to the contrary, Target acknowledges and agrees that (a) none of Parent, Merger Sub or any other Person is making any representations or warranties whatsoever, express or implied, beyond those expressly given by Parent and Merger Sub in Article IV, and (b) Target has neither been induced by, or nor relied upon, any representations, warranties or statements (written or oral), whether express or implied, made by Parent, Merger Sub or any Person, that are not expressly set forth in Article IV.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to Target that except as set forth in the Parent Disclosure Schedules (it being understood that any matter set forth in the Parent Disclosure Schedules shall be deemed disclosed with respect to any section of this Article IV to which the matter relates, to the extent the relevance of such matter to such section is reasonably apparent):

Section 4.1             Organization, Standing and Power.

(a)           Each of Parent and Merger Sub is a corporation, validly existing and in good standing under the Laws of the State of Delaware, and each of Parent and Merger Sub has all requisite power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Each of Parent and Merger Sub is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where such failures to be so licensed, qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)           Parent has made available to Target true, complete and correct copies of the organizational documents of Parent and Merger Sub, as amended to the date of this Agreement (collectively, the “Parent Organizational Documents”).

Section 4.2             Operations and Ownership of Merger Sub.

(a)           Since the date of its formation, Merger Sub has not carried on any business, conducted any operations or incurred any obligations or liabilities other than (i) the execution of this Agreement and the other agreements referred to herein, (ii) the performance of its obligations hereunder and thereunder and (iii) matters ancillary hereto and thereto.

(b)           The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $.001 per share, all of which have been duly authorized and validly issued, are fully paid and non-assessable and are owned by Parent free and clear of any Liens, except for applicable securities laws and restrictions on transfer contained in the applicable governing documents (true, complete and correct copies of which have been made available to Target).

Section 4.3             Authority; Noncontravention.

(a)           Each of Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement, to perform its respective obligations hereunder and to consummate the Merger and the other Transactions to be performed or consummated by it. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement, and the consummation by Parent and Merger Sub of the Merger and the other Transactions to be performed or consummated by it, have been duly authorized and approved by the Boards of Directors of each of Parent and Merger Sub and adopted by Parent as the sole equityholder of Merger Sub, and no other organizational action on the part of Parent and Merger Sub is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by them of the Merger and the other Transactions to be performed or consummated by Parent and Merger Sub. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by Target, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)           The Board of Directors of each of Parent and Merger Sub, at a meeting duly called and held (or by unanimous written consent given in accordance with the DGCL) has approved and declared advisable this Agreement and the Merger and the other Transactions to be performed or consummated by Parent and Merger Sub.

(c)           Neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation by Parent or Merger Sub of the Merger and the other Transactions to be performed or consummated by each, nor compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the Parent Organizational Documents or (ii) assuming that the authorizations, consents and approvals referred to in Section 4.4 are obtained and the filings referred to in Section 4.4 are made, (x) violate any Law, judgment, writ or injunction of any Governmental Authority applicable to Parent or any of its Subsidiaries, or (y) violate or constitute a default (or an event, condition or circumstance which, with notice or lapse of time or both, would constitute a default) under any of the terms, conditions or provisions of any Contract to which Parent, Merger Sub or any of their respective Subsidiaries is a party, except, in the case of clause (ii), for such violations or defaults as would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.4             Governmental Approvals.

Except for (i) the filing of a notification and report form under the HSR Act and the termination or expiration of the waiting period under the HSR Act and (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other Transactions to be performed or consummated by Parent and Merger Sub, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

Section 4.5             Legal Proceedings.

As of the date of this Agreement, there are no pending or, to the Knowledge of Parent, threatened, legal or administrative proceedings, claims, suits, or actions against Parent or any of its Subsidiaries (or to which any of them is a party) or any arbitrations to which Parent or any of its Subsidiaries is a party, nor, to the Knowledge of Parent, any pending investigations or audits of Parent or any of its Subsidiaries, nor any outstanding or unsatisfied injunctions, orders, judgments, awards, rulings or decrees imposed upon Parent or any of its Subsidiaries, by or before any Governmental Authority that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.6             Information Supplied.

The information supplied by Parent for inclusion (or incorporation by reference) in the Proxy Statement or the Schedule 13E-3 will not, on the date it is filed and the date it is first mailed to Target Stockholders and at the time of the Target Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

Section 4.7             Financial Resources.

Parent has delivered to Target a true and complete copy of the commitment letter (excluding the fee letter referenced therein), dated as of October 4, 2006, among Parent, Merger Sub and GSO Capital Partners LP (“GSO”) (the “Initial Commitment Letter”), pursuant to which GSO, through one or more funds managed by it (collectively, the “Initial Financing Source”), has agreed, subject to the conditions set forth therein, to lend the amount set forth in the Initial Commitment Letter to Parent for the purpose, among other things, of consummating the transactions contemplated by this Agreement. As of the date of this Agreement, the Initial Commitment Letter is in full force and effect, all commitment fees required to be paid thereunder have been paid in full or will be duly paid in full if and when due, and the Initial Commitment Letter has not been amended or terminated. Parent and Merger Sub have no reason to believe that any condition to the Initial Commitment Letter will not be satisfied or waived prior to the Effective Time. Parent and Merger Sub collectively will have, at the Effective Time, sufficient financial resources available to pay (a) the aggregate Merger Consideration pursuant to the Merger, (b) the aggregate amounts due pursuant to Sections 2.3 and 2.4, (c) (or refinance) any indebtedness or other obligation of Target that may become due as a result of this Agreement, the Merger or any of the Transactions (to the extent such indebtedness or other obligations are disclosed in the Target Disclosure Schedules or the Target SEC Documents filed with the SEC prior to the execution of this Agreement), and (d) all out-of-pocket fees and expenses payable by them in connection with the Merger and the other Transactions.

Section 4.8             Brokers and Other Advisors.

No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

Section 4.9             Stock Ownership.

As of the date hereof, none of Parent, Merger Sub or any of their “affiliates” or “associates” (as defined in Section 203 of the DGCL), (i) beneficially own any Target Common Shares, or (ii) is an “affiliate” or “associate” of Pirate Capital LLC (or any of its “affiliates” or “associates”). Neither Parent nor Merger Sub, nor any of their “affiliates” or “associates” (as defined in Section 203 of the DGCL) has been an “interested stockholder” of the Target at any time within three (3) years prior to the date of this Agreement, as those terms are used in Section 203 of the DGCL.

Section 4.10           No Other Representations or Warranties.

Except for the representations and warranties made by Parent and Merger Sub in this Article IV, none of Parent, Merger Sub or any Person on behalf of Parent or Merger Sub is making any representation or warranty with respect to Parent, Merger Sub, or any of their Subsidiaries, or its or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Target or any of its Affiliates or representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing.

Section 4.11           No Reliance.

Notwithstanding anything contained in this Agreement to the contrary, each of Parent and Merger Sub acknowledges and agrees that (a) neither Target, its Subsidiaries nor any other Person is making any representations or warranties whatsoever, express or implied, beyond those expressly given by Target in Article III, and (b) none of Parent or Merger Sub has been induced by, or relied upon, any representations, warranties or statements (written or oral), whether express or implied, made by Target, its Subsidiaries or any other Person, that are not expressly set forth in Article III. Without limiting the generality of the foregoing, each of Parent and Merger Sub acknowledges that no representations or warranties are made, and none shall be implied, by Target or any Person with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Parent, Merger Sub or any of their respective Representatives.

ARTICLE V
ADDITIONAL COVENANTS AND AGREEMENTS

Section 5.1             Conduct of Business.

(a)           From the date of this Agreement to the Effective Time, Target shall, except as set forth on Schedule 5.1(a), conduct its business in the ordinary course consistent with past practice, and use commercially reasonable best efforts to preserve intact its current business organization, keep available the services of its current officers and employees and keep its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them. In addition, and without limiting the generality of the foregoing, except for matters set forth in Schedule 5.1(a) or otherwise expressly permitted by this Agreement, from the date of this Agreement to the Effective Time, Target shall not, and shall not permit any of its Subsidiaries to, do any of the following without the prior written consent of Parent (which consent will not be unreasonably withheld, delayed or conditioned):

(i)            authorize, issue, sell, grant, pledge or otherwise dispose of or encumber any of its equity securities, or any securities or rights convertible into its equity securities, or any rights, warrants or options to purchase or other similar agreements obligating it to issue any such equity securities or such other securities or rights, other than issuances of Target Common Stock pursuant to exercises of (x) any Warrants or Stock Options outstanding on the date of this Agreement in accordance with the terms thereof or (y) rights or options granted under the Target ESPP in accordance with the terms thereof;

(ii)           (A) redeem, purchase or otherwise acquire any of its outstanding equity securities, or any securities or rights convertible into its equity securities or any rights, warrants or options to acquire any equity securities or such other securities or rights, except pursuant to commitments in effect as of the date hereof that are set forth on Schedule 5.1(a)(ii) hereto; (B) except for the declaration and payment of a dividend or distribution by a wholly owned Subsidiary of Target to Target or another wholly owned Subsidiary of Target or as required under its organizational documents as in effect on the date hereof (true, correct and copies of which have been delivered to Parent prior to the execution of this Agreement), declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any of its equity securities; or (C) split, combine, subdivide or reclassify any of its equity securities;

(iii)          incur any indebtedness for borrowed money or guarantee any such indebtedness such that the aggregate amount, without duplication, of all indebtedness and guarantees of the Target and its Subsidiaries, taken as a whole, would be more than $2.0 million in excess of the aggregate amount, without duplication, of all such indebtedness and guarantees as of the date of this Agreement, except incurrences where (x) the proceeds thereof are used to fund capital expenditures for projects set forth on Schedule 5.1(a)(iii) and (y) the timing (and amount) of such incurrences are consistent (and not greater than) the timing (and amount) of the capital expenditures for such projects as set forth on Schedule 5.1(a)(ix); provided, that the aggregate amount, without duplication, of all indebtedness for borrowed money or guarantees of Target and its Subsidiaries shall not, at any time, be more than $5.0 million in excess of the aggregate amount, without duplication, of all such indebtedness and guarantees as of the date of this Agreement;

(iv)          make any loans, advances or capital contributions to, or investments in, any other Person (or any commitments therefor), except (x) in the ordinary course of business consistent with past practice,  (y) as required by existing Contracts as in effect on the date of this Agreement (to the extent set forth in Schedule 5.1(a)(iii) hereto), or (z) for advances or capital contributions to Target or wholly owned Subsidiaries thereof; provided, that the aggregate amount, without duplication, of all of such advances and capital contributions (or commitments therefor) (other than to Target and wholly owned Subsidiaries thereof) and all capital expenditures (or commitments therefor) of Target and its Subsidiaries shall not exceed $5.0 million;

(v)           amend, cancel or otherwise modify in any material respect, any existing Material Contract as in effect on the date of this Agreement, except (i) as set forth in Schedule 5.1(a)(v) hereto and (ii) in the case of any such Contract with a customer of the Target and its Subsidiaries, in the ordinary course of business and consistent with past practice;

(vi)          pay, discharge or satisfy any claims, liabilities or obligation (whether absolute, accrued, asserted or unasserted, contingent or otherwise), except (A) as required by Law, or required by an existing Contract as in effect on the date of this Agreement (but only if such Contract is set forth in Schedule 3.12 in the event that such Contract is a Material Contract) or (B) in the ordinary course of business consistent with past practice for an amount less than $1.0 million individually, excluding any amounts which may be paid under existing Insurance Policies as in effect on the date of this Agreement; provided, that the aggregate amount of all of such payments, discharges or satisfactions of any claims, liabilities or obligations by the Target and its Subsidiaries, taken as a whole, shall not exceed $5.0 million in the aggregate;

(vii)         settle, pay or discharge any litigation, investigation, arbitration, proceeding or other claim, except in the ordinary course of business consistent with past practice for an amount less than $2.0 million individually, excluding any amounts which may be paid under existing Insurance Policies as in effect on the date of this Agreement; provided, that such settlement, payment or discharge by Target and its Subsidiaries, taken as a whole, shall not exceed $5.0 million in the aggregate;

(viii)        (A) sell, lease, license, pledge or otherwise dispose of or encumber or permit or suffer to exist any Lien on, any Target Owned Real Estate or Target Leased Real Estate having a fair market value in excess of $1.0 million, or (B) sell, lease or otherwise dispose of any other properties or assets, in one or a series of related transactions, having an aggregate fair market value in excess of $2.5 million, except (w) sales, leases, rentals and licenses in the ordinary course of business and consistent with past practice, (x) pursuant to Contracts in force at the date of this Agreement (to the extent set forth in Schedule 5.1(a)(viii) hereto), (y) dispositions of obsolete, economically obsolete or worthless assets or properties, or (z) dispositions among Target and its wholly-owned Subsidiaries; provided, that, (I) the aggregate fair market value of the properties or assets sold, leased or otherwise disposed of by Target and its Subsidiaries pursuant to the foregoing clause (B) shall not exceed $1.0 million and (II) the aggregate original cost (before reserves or write-downs) of the assets or properties disposed of by Target and its Subsidiaries pursuant to the foregoing clause (y) above shall not exceed $2.5 million;

(ix)           make capital expenditures or commitments therefore in excess of $2.0 million for an individual project or $5.0 million in the aggregate (including, for purposes of such $5.0 limitation, without duplication, the aggregate amount of all loans, advances and capital contributions to, or investments in, any other Persons (other than Target and wholly owned Subsidiaries thereof)), except to the extent specified on Schedule 5.1(a)(ix);

(x)            make any acquisition (including by merger) of the capital stock (except as otherwise expressly permitted by this Agreement) of any one or more Persons (or the assets thereof) (in one transaction or a series of related transactions) for aggregate consideration in excess of $2.0 million individually; provided, that the aggregate amount of all of such consideration for all of such acquisitions by any of Target and its Subsidiaries shall not exceed $5.0 million;

(xi)           except (I) as required to comply with applicable Law (and upon reasonable prior written notice to Parent) or as contemplated by this Agreement and except for the payment of annual bonuses to employees for Target’s 2006 fiscal year required by the terms of any Target Benefit Plan, or (II) as expressly contemplated by this Agreement or any other agreements, plans or arrangements existing on the date hereof (to the extent set forth on Schedule 5.1(a)(xi)), (A) adopt, enter into or terminate, or amend or waive any material term of, any Target Benefit Plan or any other employment, bonus, change of control, severance, incentive, retention, consulting, non-compete or similar agreement or benefit plan for the benefit or welfare of any current or former director, officer or employee, except (i) in the ordinary course of business consistent with past practice and (ii) for the entry by Target and its Subsidiaries into employment agreements with persons (other than officers) providing in each case for annual total compensation of less than $125,000, (B) increase in the compensation or benefits of any of its directors, officers or employees, except for increases in salaries or wages of employees (other than executive officers) made in the ordinary course of business consistent with past practice, (C) accelerate the payment, right to payment or vesting of any compensation or benefits, including any outstanding options or restricted stock awards, (D) make any change in the key management structure of Target or its Subsidiaries, including the hiring or termination of officers or directors (or employees in each case with annual total compensation of $125,000 or more) of Target or any of its Subsidiaries, (E) grant any severance or termination pay to any present or former director, officer or employee of Target or its Subsidiaries, other than the grant of such pay to employees, in each case with annual total compensation of less than $125,000, in connection with the actual termination, prior to the Effective Time, of the employment of such employees with Target and its Subsidiaries, or (F) amend, terminate or enter into any collective bargaining agreement;

(xii)          make, change or revoke any material election concerning Taxes or Tax Returns, or settle any material Tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment, or file any amended Tax Return, or increase Tax contingency reserves for Tax deficiencies or Tax liens;

(xiii)         make any changes in any material respect in financial or tax accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by a change in GAAP or applicable Law;

(xiv)        amend its organizational documents;

(xv)         adopt a plan or agreement of complete or partial liquidation or dissolution;

(xvi)        cancel any debt owed to it (other than a debt of a customer of the Target and its Subsidiaries, to the extent such cancellation is in the ordinary course of business and consistent with past practice), or waive any claim or right of substantial value to Target and its Subsidiaries, taken as a whole;

(xvii)       fail to maintain any Insurance Policies in effect as of the date hereof, or engage in any action (other than file bona fide claims) which would make any Insurance Policy void or voidable or prejudice in any material respect the ability of Target to effect equivalent insurance covering Target and its Subsidiaries, other than (a) as set forth in Schedule 5.1(a)(xvii), or (b) renewals of such Insurance Policies for, or the entry into replacement insurance polices providing, substantially similar levels of coverage; or

(xviii)      write-up or write-down the value of its assets, except for write-ups or write-downs required by GAAP and consistent with past practice; or

(xix)         authorize, agree or commit to take any of the foregoing actions.

(b)           Parent agrees that, during the period from the date of this Agreement until the Effective Time, Parent shall not, and shall not permit any of its Subsidiaries to, take, or agree or commit to take, any action that would reasonably be expected to, in contravention of Parent’s obligations under Section 5.4, (i) impose any material delay in the obtaining of, or significantly increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the Merger or the other Transactions or the expiration or termination of any applicable waiting period, (ii) significantly increase the risk of any Governmental Authority entering an order prohibiting the consummation of the Merger or the other Transactions or (iii) otherwise materially delay the consummation of the Merger or the other Transactions (each, a “Delay”). Without limiting the generality of the foregoing, Parent agrees that, during the period from the date of this Agreement until the Effective Time, Parent shall not, and shall not permit any of its Subsidiaries to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire any assets or rights, if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation would reasonably be expected to result in a Delay.

Section 5.2             Preparation of Proxy Statement; Stockholders Meeting.

(a)           As promptly as practicable following the date of this Agreement, Target and Parent shall prepare, and Target shall file with the SEC, the Proxy Statement and the Schedule 13E-3, and each of Target and Parent shall use its commercially reasonable efforts to respond as promptly as practicable to any comments of the SEC with respect thereto. Each of Target and Parent shall use its commercially reasonable efforts to cause the SEC staff to confirm that they have no further comments on the Proxy Statement or the Schedule 13E-3 (“SEC Confirmation”), as promptly as practicable after such filing. Without limiting any other provision herein, the Proxy Statement and the Schedule 13E-3 will contain such information and disclosure reasonably requested by either Target or Parent so that the Proxy Statement and the Schedule 13E-3 conform in form and substance to the requirements of the Exchange Act. Target shall use its commercially reasonable efforts to cause the Proxy Statement and the Schedule 13E-3 to be mailed to the Target Stockholders as promptly as practicable after Target has obtained SEC Confirmation.

(b)           Each of Target and Parent shall promptly notify the other of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement and the Schedule 13E-3 or for additional information and shall supply the other with copies of all correspondence between Target or any of its representatives or Parent or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement and the Schedule 13E-3. Target and Parent shall cooperate with each other and provide to each other all information necessary in order to prepare the Proxy Statement and the Schedule 13E-3 as expeditiously as practicable.

(c)           If at any time prior to the Effective Time there shall occur (i) any event with respect to Target or any of its Subsidiaries, or with respect to other information supplied by Target for inclusion in the Proxy Statement or the Schedule 13E-3, or (ii) any event with respect to Parent, or with respect to information supplied by Parent for inclusion in the Proxy Statement or the Schedule 13E-3, in either case, which event is required to be described in an amendment of or a supplement to the Proxy Statement or the Schedule 13E-3, such event shall be so described, and such amendment or supplement shall be promptly filed by Target with the SEC and, as required by Law, disseminated by Target to the Target Stockholders.

(d)           As soon as reasonably practicable following the date it receives SEC Confirmation, Target shall duly call, give notice of, convene and hold a meeting of the Target Stockholders (the ”Target Stockholders Meeting”) for the purpose of seeking the Target Stockholder Approval. The Proxy Statement shall contain (i) the recommendation of the Board of Directors of Target to the Target Stockholders that they give the Target Stockholder Approval and (ii) the determination of the Board of Directors of Target that the Merger is advisable and in the best interests of the Target Stockholders, except, in each case, to the extent that the Board of Directors shall have withdrawn or modified its recommendation of this Agreement or the Merger as permitted by Section 5.3(c).

Section 5.3             Other Proposals, Etc.

(a)           Subject to Section 5.3(b), during the period beginning on the date of this Agreement and until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VII (the “Specified Time”), Target shall not, and shall use its reasonable best efforts to cause its and its Subsidiaries’ directors, officers or employees, or any of its investment bankers, attorneys or other advisors or representatives (collectively, “Representatives”) not to, (i) solicit, initiate or knowingly encourage the submission of any Acquisition Proposal, (ii) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, or any other agreement, arrangement or understanding, relating in any respect to any Acquisition Proposal, or (iii) participate in any substantive discussions or negotiations regarding, or furnish to any Person or provide any Person with access to, any material non-public information with respect to, or knowingly take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal. Target shall promptly take the steps necessary to inform its Representatives of the obligations undertaken in this Section 5.3(a) and Target agrees that it shall be responsible for any breach of this Section 5.3(a) by such Representatives as if such Representatives were parties to this Section 5.3(a).

(b)           Notwithstanding anything in this Agreement to the contrary, Target may, in response to an unsolicited Acquisition Proposal received at any time prior to the receipt of the Target Stockholder Approval, and which the Board of Directors of Target determines, in good faith, after consultation with outside counsel and financial advisors and with such clarification from the Person making the Acquisition Proposal about terms and conditions as the Board of Directors of Target reasonably requests, is, or may reasonably be expected to lead to, a Superior Proposal, (A) furnish information with respect to Target and its Subsidiaries to the Person making such Acquisition Proposal and its Representatives pursuant to a customary confidentiality agreement not less restrictive of the other party than the Confidentiality Agreement and (B) participate in discussions or negotiations with such Person and its Representatives regarding such prior Acquisition Proposal, but, in the case of each of clauses (A) and (B) above, only to the extent that, upon the advice of outside counsel to the Board of Directors of Target, the failure to do so would result in a breach of the fiduciary duty of the Board of Directors of Target to the Target Stockholders under applicable Law; provided, however, that Target shall give Parent at least two (2) Business Days’ written notice of its intention to take any such action and promptly provide to Parent any non-public information concerning Target or any Subsidiary thereof that is provided to the Person making such Acquisition Proposal or its Representatives that was not previously provided to Parent.

(c)           Prior to the conclusion of the Target Stockholders Meeting, neither the Board of Directors of Target nor any committee thereof shall (i) (A) except as set forth in this Section 5.3(c), withdraw or modify in a manner adverse to Parent or Merger Sub, either (x) the approval, recommendation or declaration of advisability by such Board of Directors or any such committee thereof of this Agreement, the Merger or the other Transactions contemplated by this Agreement or (y) the determination by such Board of Directors or any such committee thereof that the Merger is in the best interests of the Target Stockholders (an “Adverse Recommendation Change”) or (B) recommend, adopt or approve, or publicly propose to recommend, adopt or approve, any alternative Acquisition Proposal, including any Superior Proposal, or (ii) approve any acquisition agreement or similar agreement (other than this Agreement) providing for an Acquisition Proposal (“Target Acquisition Agreement”); provided, further, that the Board of Directors of Target (I) in a situation not involving Target’s receipt of an Acquisition Proposal, may take any of the actions set forth in clause (i)(A) of this Section 5.3(c) if the Board of Directors of Target determines in good faith, after consultation with its outside legal counsel, that the failure to take such actions would result in a breach of the fiduciary duty of the Board of Directors of Target to Target Stockholders under applicable Law; or (II) in the event of the receipt of an Acquisition Proposal, may take any of the actions referred to in clause (i) of this Section 5.3(c) if (1) the Target complies with its obligations under this Section 5.3, (2) such Acquisition Proposal is a Superior Proposal, (3) the Board of Directors of Target determines in good faith, upon the advice of its outside counsel, that the failure to take such actions would result in a breach of the fiduciary duty of the Board of Directors of Target to Target Stockholders under applicable Law, (4) the Target has provided Parent a least five (5) Business Days prior written notice of such proposal (“Superior Proposal Notice”), advising Parent therein that the Board of Directors of Target has received a Superior Proposal that it intends to accept, specifying therein the terms and conditions of such Superior Proposal and identifying therein the Person making such Superior Proposal, and (5) for a period of not less than five (5) Business Days after Parent’s receipt of such Superior Proposal Notice, Target has, if so requested by Parent, negotiated in good faith with Parent to amend or modify this Agreement so that the Superior Proposal no longer constitutes a Superior Proposal.

(d)           In addition to the obligations of Target set forth in subsections (a) through (c) above, Target shall promptly advise Parent of any request for information or the submission or receipt of any Acquisition Proposal, or any inquiry with respect to or that could lead to any Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the Person making any such request, Acquisition Proposal or inquiry and the Target’s response or responses thereto. Target shall keep Parent fully informed on a prompt and reasonably current basis as to the status and details (including amendments or proposed amendments) of any such request, Acquisition Proposal or inquiry. Target shall promptly provide to Parent copies of all written correspondence or other written material, including material in electronic written form, between Target and any Person making any such request, Acquisition Proposal or inquiry. Upon the execution of this Agreement, Target will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing and will promptly request that all Persons provided confidential information concerning Target and its Subsidiaries pursuant to a confidentiality agreement return to Target all such confidential information, without keeping copies thereof (if permissible under such agreement), in accordance with such confidentiality agreement.

(e)           Nothing contained in this Section 5.3 (or elsewhere in the this Agreement) shall prohibit Target from taking and disclosing to the Target Stockholders a position with respect to a tender offer contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Target Stockholders if, in the good faith judgment of the Board of Directors of Target, after consultation with outside counsel and upon receipt of the advice thereof, failure to so disclose would be inconsistent with its obligations under applicable Law.

(f)            For purposes of this Agreement, the following terms shall have the meanings set for the below:

“Acquisition Proposal” means (i) any proposal or offer for a merger, consolidation, dissolution, recapitalization or other business combination (whether in a single transaction or series of related transactions) involving Target or any of its Subsidiaries, in each case other than the Merger, (ii) any proposal for the issuance by Target of over 15% of the Target Common Shares as consideration for the assets or securities of another Person, in each case other than the Merger, (iii) any proposal or offer to acquire in any manner, directly or indirectly, over 15% of the Target Common Shares or consolidated total assets of Target or to which 15% of or more the Target’s revenues or earnings on a consolidated basis are attributable, in each case other than the Merger, (iv) any other acquisition or disposition the consummation of which would essentially prevent the consummation of the Merger, (v) any tender offer or exchange offer that, if consummated, would result in any “Person” or “group” of “Persons” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) owning 15% or more of any class of equity securities of Target, or (vi) any public announcement by Target or any third party of a proposed plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

“Superior Proposal” means a proposal to acquire, directly or indirectly, for consideration consisting of cash, securities or a combination thereof, more than 50% of the Target Common Shares or all or substantially all of the assets of Target and its Subsidiaries on a consolidated basis, made by a third party, and which is otherwise on terms and conditions that the Board of Directors of Target determines in good faith (after consultation with outside counsel and outside financial advisors) to be more favorable to the Target Stockholders than the Merger and the other Transactions.

Section 5.4             Reasonable Best Efforts.

(a)           Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts promptly to (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as practicable and to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required filings under the HSR Act) and (ii) obtain all approvals, consents, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Merger and the other Transactions.

(b)           In furtherance and not in limitation of the foregoing, (i) each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Merger as promptly as practicable and in any event within ten (10) Business Days of the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 5.4 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable; and (ii) Target and Parent shall each use its reasonable best efforts to (A) take all action necessary to ensure that no state takeover statute or similar Law is or becomes applicable to the Merger or any of the other Transactions and (B) if any state takeover statute or similar Law becomes applicable to the Merger or any of the other Transactions, take all action necessary to ensure that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise minimize the effect of such Law on the Merger or other Transactions.

(c)           Each of the parties hereto shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the Merger and the other Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Merger and the other Transactions, including any proceeding initiated by a private party, and (ii) keep the other party informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding the Merger or any of the other

Transactions. Target and Parent shall, to the extent practicable, provide the other party and its counsel with advance notice of and the opportunity to participate in any discussion, telephone call or meeting with any Governmental Authority in respect of any filing, investigation or other inquiry in connection with the Merger or the other Transactions and to participate in the preparation for such discussion, telephone call or meeting. Target and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.4 as “Antitrust Counsel Only Material.”  Notwithstanding anything to the contrary in this Section 5.4, materials provided to the other party or its counsel may be redacted to remove references concerning the valuation of Target and its Subsidiaries.

(d)           In furtherance and not in limitation of the covenants of the parties contained in this Section 5.4, each of the parties hereto shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by a Governmental Authority or other Person with respect to the Merger. Without limiting any other provision hereof, Parent and Target shall each use its reasonable best efforts to avoid the entry of, or to have vacated or terminated, any decree, order or judgment that would restrain, prevent or delay the consummation of the Merger or the other Transactions, on or before the Outside Date.

Section 5.5             Public Announcements.

Each of Parent and Merger Sub, on the one hand, and Target, on the other hand, shall use its commercially reasonable efforts to consult with each other before issuing, and, to the extent reasonably feasible, provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the Merger and the other Transactions and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange.

Section 5.6             Access to Information; Confidentiality.

Subject to compliance with applicable Law, Target shall, and shall cause each of their respective Subsidiaries to, afford to Parent and its officers, employees, accountants, counsel, financial advisors and other representatives (collectively, the “Parent Representatives”), reasonable access during normal business hours during the period prior to the Effective Time to all their respective properties, books, contracts, commitments, personnel and records and shall cause its outside counsel, accountants and financial advisors to cooperate with the Parent and the Parent Representatives in their investigation of Target and its Subsidiaries and, during such period, shall, and shall cause each of their respective Subsidiaries to, furnish promptly to the Parent and the Parent Representatives (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws, (b) all other information concerning its business, properties and personnel as such one or more Persons may reasonably request and receive consistent with the provisions of applicable Law. All information exchanged pursuant to this Section 5.6 shall be subject to the confidentiality agreement dated May 12, 2006, between Target and Veritas Capital Fund Management, L.L.C. (the “Confidentiality Agreement”).

Section 5.7             Notification of Certain Matters.

Target shall give prompt notice to Parent, and Parent shall give prompt notice to Target, of (a) any notice or other communication received by such party from any Governmental Authority in connection with the Merger and the other Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Merger and the other Transactions, if the subject matter of such communication or the failure of such party to obtain such consent could be material to Target, the Surviving Company or Parent, (b) any material actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Merger and the other Transactions, (c) the occurrence, or non-occurrence, of any event the occurrence or non-occurrence of which would reasonably likely to cause (i) any representation or warranty of such party contained in this Agreement to be untrue or inaccurate in any material respect, (ii) any covenant or agreement of such party contained in this Agreement not to be complied with or satisfied in any material respect, or (iii) any condition (to the extent set forth in Article VI) to the obligation of another party to effect the Merger and the satisfaction of which requires performance or nonperformance by such notifying party not to be satisfied, and (d) any failure of such party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.7 shall not have any effect for the purpose of determining the satisfaction of conditions set forth in Article VI or otherwise limit or affect the remedies available hereunder to any party.

Section 5.8             Indemnification and Insurance.

(a)           From and after the Effective Time, Parent shall, and shall cause the Surviving Company to (i) indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a member of the Board of Directors (or committee thereof) of Target or a Subsidiary of Target, or a director or officer of Target or a Subsidiary of Target (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any claim, suit, action, proceeding or investigation (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, acts or omissions by an Indemnitee in the Indemnitee’s capacity as a member of the Board of Directors (or committee thereof) of Target or a Subsidiary of Target, or as a director, officer, employee or agent of Target or a Subsidiary of Target, or taken at the request of Target or a Subsidiary of Target (including in connection with serving at the request of Target or a Subsidiary of Target as a member of the Board of Directors (or committee thereof) or director, officer, employee or agent of another Person (including any employee benefit plan)), at, or at any time prior to, the Effective Time (including in connection with the Merger and the other Transactions), to the fullest extent permitted under applicable Law, and (ii) assume all obligations of Target and its Subsidiaries to the Indemnitees in respect of indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in (A) the organizational documents of Target and its Subsidiaries as currently in effect on the date of this Agreement and (B) the indemnification agreements listed on Schedule 5.8, which shall survive the Merger and the other Transactions and continue in full force and effect in accordance with their respective terms. Without limiting the foregoing, Parent, from and after the Effective Time, to the extent permitted by applicable Law, shall cause the organizational documents of the Surviving Company to contain provisions no less favorable in the aggregate to the Indemnitees with respect to limitation of liabilities of members of the Board of Directors (or committees thereof), directors, and officers and indemnification than are set forth as of the date of this Agreement in the organizational documents of Target, which provisions, to the extent permitted by Law, shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees. In addition, from and after the Effective Time, Parent shall, and shall cause the Surviving Company to, advance funds for any expenses (including fees and expenses of legal counsel) of any Indemnitee under this Section 5.8 (including in connection with enforcing the indemnity and other obligations provided for in this Section 5.8) in advance of the final disposition of any such claim, suit, action, proceeding or investigation, as incurred to the fullest extent permitted under applicable Law, provided that the person to whom expenses are advanced provides an undertaking to repay such advances to the extent it is ultimately determined that such person is not entitled to indemnification under this Section 5.8 and to the extent required by applicable Law.

(b)           The Surviving Company shall have the right, but not the obligation, to assume and control the defense of any litigation, claim or proceeding relating to any acts or omissions covered under this Section 5.8 (each, a “Claim”) with counsel selected by the Surviving Company, which counsel shall be reasonably acceptable to the affected Indemnitee; provided, however, that an Indemnitee shall be permitted to participate in the defense of such Claim at its own expense. Each of Parent, the Surviving Company and the Indemnitee shall cooperate in the defense of any Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith. Notwithstanding the foregoing, if there is a conflict of interest between the Surviving Company and any Indemnitee with respect to the defense of any Claim (based on the written opinion of counsel to such Indemnitee, which opinion and counsel shall be reasonably acceptable to the Surviving Company), the Indemnitee shall be permitted to participate in, and control, the defense of such Claim, but only to the extent that it relates to the Indemnitee, with counsel selected by the Indemnitee, and Parent shall cause the Surviving Company to pay the reasonable fees and expenses of such counsel, as accrued and in advance of the final disposition of such Claim, to the fullest extent permitted by applicable Law; provided, however, that the Surviving Company shall not be obligated to pay the reasonable fees and expenses of more than one counsel (in additional to any necessary local counsel) for all Indemnitees in any single claim except to the extent that Indemnitees have conflicting interests in the outcome of such Claim.

(c)           Prior to the Effective Time, Target shall purchase an extended reporting period endorsement or a “tail” policy covering acts or omissions occurring at or prior to the Effective Time with respect to those persons who are currently (and any additional persons who prior to the Effective Time become) covered by Target’s current directors’ and officers’ liability insurance policy as of the date of this Agreement, which shall provide such directors and officers coverage for six (6) years following the Effective Time on terms with respect to such coverage, and in an aggregate amount, not less favorable to such individuals than those of such policy in effect on the date hereof; provided, however, that, if the aggregate cost for such insurance exceeds $2.0 million (the “Premium Limit”), then, in lieu of the foregoing extended reporting period endorsement or “tail” policy, Target shall provide or cause to be provided an extended reporting period endorsement or “tail” policy for the applicable individuals with the best coverage as shall then be available for the Premium Limit; provided, further, however, that, subject to the limitation set forth in the immediately preceding proviso, at no time shall the aggregate amount of such coverage be less than the aggregate amount of the directors’ and officers’ liability insurance coverage then provided by Parent to its directors and officers.

(d)           The provisions of this Section 5.8 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. The obligations of Parent and the Surviving Company under this Section 5.8 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.8 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.8 applies shall be third party beneficiaries of this Section 5.8).

(e)           In the event that Parent, the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent and the Surviving Company shall assume all of the obligations thereof set forth in this Section 5.8.

(f)            Notwithstanding anything to the contrary in this Section 5.8, neither Parent nor the Surviving Company shall be liable for any settlement effected without its consent.

Section 5.9             Fees and Expenses.

Except as otherwise expressly set forth in this Agreement, all fees and expenses incurred in connection with this Agreement and the Merger and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger or the other Transactions are consummated.

Section 5.10           Rule 16b-3.

Prior to the Effective Time, Target and Parent shall take such steps as may be reasonably requested by any party hereto to cause dispositions of any securities of Target (including derivative securities) pursuant to the Merger by each individual who is a director or officer of Target to be exempt under Rule 16b-3 promulgated under the Exchange Act in accordance with that certain No-Action Letter dated January 12, 1999 issued by the SEC regarding such matters.

Section 5.11           Employee Matters.

(a)           Parent shall, for a period of 12 months immediately following the Closing Date, cause the Surviving Company and its Subsidiaries to provide employees of Target and its Subsidiaries (“Target Employees”) with employee benefit plans, programs, contracts and arrangements (other than equity-based compensation) that are no less favorable, in the aggregate, than the employee benefit plans, programs, contracts and arrangements provided by Target and its Subsidiaries to Target Employees prior to the Closing Date Parent or any of its Subsidiaries shall recognize the service of Target Employees with Target prior to the Closing Date as service with Parent and its Subsidiaries in connection with any tax-qualified pension plan, 401(k) savings plan, welfare benefit plans and policies (including vacation and holiday policies) maintained by Parent or one of its Subsidiaries which is made available to Target Employees following the Closing Date by Parent or one of its Subsidiaries for purposes of any waiting period, vesting, eligibility and benefit entitlement thereunder (but excluding benefit accruals under a defined benefit plan). Parent shall (i) waive, or use its commercially reasonable efforts to cause its insurance carriers to waive, all limitations as to pre-existing and at-work conditions, if any, with respect to participation and coverage requirements applicable to Target Employees under any welfare benefit plan (as defined in Section 3(1) of ERISA) which is made available to Target Employees following the Closing Date by Parent or one of its Subsidiaries to the same extent required by comparable Target Benefit Plans, and (ii) provide credit to Target Employees for any co-payments, deductibles and out-of-pocket expenses paid by such employees under the employee benefit plans, programs and arrangements of Target and its Subsidiaries during the portion of the relevant plan year including the Closing Date.

(b)           For the avoidance of doubt, Parent agrees to cause the Surviving Company and its Subsidiaries to honor, in accordance with their terms, all individual employment, retention, termination, severance, other similar agreements, long term incentive plans, supplemental executive retirement plans, deferral plans and any similar plans (“Executive Agreements”) with any Target Employee or maintained for the benefit of any Target Employee, as set forth on Schedule 5.11(b), as such Executive Agreements may be amended, in accordance with this Agreement (to the extent amended prior to the Effective Time) to comply with Code Section 409A, other than the portions thereof that relate to equity or equity-like benefits.

(c)           Nothing in this Section 5.11, express or implied, is intended to confer on any Person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Section 5.11.

Section 5.12           Delisting.

Each of the parties hereto agrees to cooperate with each other in taking, or causing to be taken, all actions necessary to delist the Target Common Shares from the NYSE and to terminate registration of the Target Common Shares under the Exchange Act, in each case, effective after the Effective Time.

Section 5.13           Other Actions by Parent.

Parent shall not, and shall use its reasonable best efforts to cause its Affiliates not to, take any action that would reasonably be expected to result in any condition to the Merger set forth in Article VI not being satisfied to the extent that the taking of such action would otherwise be in breach of this Agreement.

Section 5.14           Required Financing.

(a)           Each of Parent and Merger Sub hereby agrees to use its reasonable best efforts to arrange the financing in respect of the Merger provided for in the Current Commitment Letter on the terms set forth therein, including, without limitation, using its reasonable best efforts (i) to satisfy the terms, conditions, representations and warranties set forth in the Current Commitment Letter, (ii) enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Current Commitment Letter and (iii) enforcing its rights under the Current Commitment Letter and any such definitive agreements. Parent shall provide Target as promptly (but in any event within two Business Days of the execution thereof) as possible true, complete and correct copies of any Current Commitment Letters and any amendments thereto and any such definitive agreements. Parent and Merger Sub shall keep Target generally informed of the status of their financing arrangements for the Merger, including providing written notification to Target (to the extent that the Target does not already have actual knowledge thereof) as promptly as possible (but in any event within two Business Days of the occurrence of the applicable event described in clauses (a), (b) and (c) of this sentence) with respect to (a) the receipt by Parent or Merger Sub of written notice from the financing parties contemplated by the Current Commitment Letter (or the definitive agreements with respect thereto), or any of such parties, that such parties may be unable provide the financing as contemplated by the Current Commitment Letter (or such definitive agreements), (b) the inability of Parent or Merger Sub, to the extent Parent or Merger Sub then have actual knowledge thereof, to satisfy any of the conditions of the financing parties set forth in the Current Commitment Letter (or such definitive agreements), or (c) any material adverse developments, of which Parent or Merger Sub then have actual knowledge, relating to the financing contemplated by the Current Commitment Letter (or such definitive agreements). Within two Business Days of the occurrence thereof, Parent shall provide written notice to Target if (x) any financing party contemplated by the Current Commitment Letter (or the definitive agreements with respect thereto), or any of such parties, has notified Parent or Merger Sub in writing that such parties shall be unable provide the financing as contemplated by the Current Commitment Letter (or such definitive agreements) or (y) any event has occurred, of which Parent or Merger Sub then have actual knowledge, which is reasonably likely to prevent or delay Parent or Merger Sub from obtaining the financing contemplated by the Current Commitment Letter (or the definitive agreements with respect thereto) with respect to the Merger. In the event Parent and Merger Sub are unable to arrange any portion of the financing contemplated by the Current Commitment Letter (or the definitive agreements with respect thereto) in the manner or from the sources contemplated therein, Parent and Merger Sub shall use their reasonable best efforts to arrange any such portion from alternative sources on terms and on conditions that are substantially at least as favorable to Parent and Merger Sub as the terms and conditions of the portion of the financing that Parent and Merger Sub were unable to arrange.

(b)           Target shall, and shall cause its Subsidiaries to, provide such cooperation as may be reasonably requested by Parent in connection with the financing contemplated by the Current Commitment Letter, including (i) upon reasonable advance notice by Parent, participation in meetings, drafting sessions, due diligence sessions, management presentation sessions, “road shows” and sessions with rating agencies and (ii) using commercially reasonable efforts to prepare business projections and financial statements for inclusion in offering memoranda, private placement memoranda, prospectuses and similar documents; provided that, in each case, all out-of-pocket costs incurred by Target in connection therewith shall be reimbursed by Parent.

Section 5.15           Reports and Surveys.

(a)           The Company shall, at its sole cost and expense, cause to be prepared and delivered to Parent and Merger Sub, no later than 45 days after the date of this Agreement, a Phase I Environmental Site Assessment Report, prepared by GaiaTech Incorporated and complying with such industry standards for such report as shall be specified in writing by Parent and Merger Sub, with respect to each real property listed on Schedule 5.15(a).

(b)           The Company shall, at its sole cost and expense, cause to be prepared and delivered to Parent and Merger Sub, no later than 45 days after the date of this Agreement, a survey, prepared by a surveying firm reasonably acceptable to Parent and Merger Sub and the lenders contemplated by the Current Commitment Letter (and the definitive agreements with respect thereto) and complying with such industry standards for such survey as shall be specified in writing by Parent and Merger Sub, with respect to each real property listed on Schedule 5.15(b) (such surveys, the “Required Surveys”).

Section 5.16           Gutierez Stipulation.

Target shall use its reasonable best efforts to take all actions necessary, including seeking and obtaining court approval, if needed, to cause (i) a stipulation of settlement, substantially in the form attached hereto as Exhibit D (the “Gutierrez Stipulation”“), to be executed by the applicable parties in connection with the Gutierrez MOU and (ii) the issuance of a final, non-appealable order of a court of competent jurisdiction that approves the Gutierrez Stipulation.

Section 5.17           Further Assurances.

Each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all applicable action, do or cause to be done, all things necessary, proper or advisable under applicable Law, and execute and deliver such documents and other papers, as may be required to consummate the transactions contemplated by this Agreement.

Section 5.18           Additional Contracts.

To the extent that it has not already done so, Target shall deliver to Parent, within 75 days of the date of this Agreement but no later than 15 days before the Closing Date, a complete list, and a true, correct and complete copy, of each Contract (including any such Contracts entered into with any Governmental Authority) in effect as of the date of this Agreement not otherwise listed, or required to be listed, on Schedule 3.12(a) to this Agreement or commitment, including all currently effective amendments and modifications thereto, pursuant to which Target or any Subsidiary thereof manages or operates, or has agreed to manage or operate, a Facility, excluding for the avoidance of doubt, any Contract (i) that provides primarily for the performance by Target or one of its Subsidiaries of educational, social, vocational, health or other services for the benefit of adults, adolescents or children without regard to the particular Facility at which such services are to be performed; or (ii) that provides for the performance by Target or one of its Subsidiaries of secondary out-patient services at a particular Facility.

ARTICLE VI
CONDITIONS TO THE MERGER

Section 6.1             Conditions to Each Party’s Obligation to Effect the Merger.

The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)           Stockholder Approval. Target shall have obtained the Target Stockholder Approval in accordance with the requirements of Target’s certificate of incorporation and bylaws, the DGCL and applicable rule of the NYSE;

(b)           No Injunctions or Restraints. No Law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal;

(c)           HSR Act. Any waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired; and

(d)           Termination. This Agreement shall not have been terminated in accordance with Article VII.

Section 6.2             Conditions to Obligations of Parent and Merger Sub.

The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver by Parent, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)           Representations and Warranties. The representations and warranties of Target contained in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Target Material Adverse Effect, shall be true and correct (x) as of the date of this Agreement and (y) as of the Closing Date as if made on and as of the Closing Date (or, if given as of a specific date, at and as of such date), except, in the case of each of the foregoing clauses (x) and (y), (i) for changes expressly permitted by this Agreement or (ii) where such failures to be true and correct, taken as a whole, would not reasonably be expected to have a Target Material Adverse Effect, and Parent shall have received a certificate signed on behalf of Target by an executive officer of Target to such effect;

(b)           Performance of Obligations of Target. Each of Target and its Subsidiaries shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of Target by an executive officer of Target to such effect;

(c)           Target ESPP. The Target-ESPP Related Events shall have occurred, and the Target ESPP shall have been terminated effective as of the Effective Time;

(d)           Absence of Certain Proceedings. There shall not have been commenced (x) any legal or administrative proceeding, claim, suit or action by or before any Governmental Authority by any Person (other than Parent or any of its Affiliates) seeking to restrain, prohibit or rescind the consummation of the Merger or (y) any investigations by any Governmental Authorities that have had or would reasonably be expected to have, individually or in the aggregate, the effect of restraining, prohibiting or rescinding the consummation of the Merger;

(e)           Target Material Adverse Effect. No events, occurrences or developments shall have occurred since the Target Balance Sheet Date and be continuing that have had or would reasonably be expected, individually or in the aggregate, to have a Target Material Adverse Effect;

(f)            Third Party Consents. All third-party consents listed on Schedule 6.2(f) shall have been obtained;

(g)           Resignations. Each director of Target and, if requested in writing by Parent not less than five (5) Business Days prior to the Closing Date, of each Subsidiary of Target, in each case, who is not also an employee of Target and/or any of its Subsidiaries shall have resigned or been removed in his or her capacity as a director, effective as of, or prior to, the Closing; and

(h)           Pay-off Letters. Parent shall have received true, correct and complete copies of any pay-off letters that Target and its Subsidiaries shall have received with respect to the bonds, debentures, notes or other indebtedness of Target and its Subsidiaries listed on Schedule 6.2(h).

(i)            Required Surveys. Parent shall have received each of the Required Surveys and the results of the Required Surveys shall be reasonably satisfactory to the lenders contemplated by the Current Commitment Letter (or the definitive agreements with respect thereto).

(j)            Governmental Permits and Consents. Parent shall have received written evidence that (i) Target and its Subsidiaries hold all material governmental consents and permits necessary for the conduct of their respective businesses at the Facilities for which management or operating Contracts are required to be disclosed pursuant to Section 3.12(a) of this Agreement (the “Material Facilities”); and (ii) any material governmental consents and permits required for the conduct of the business at the Material Facilities in connection with, or as a result of, the Merger have been obtained.

(k)           Zoning. Parent shall have received written evidence that the current use, occupancy and operation by Target and its Subsidiaries of the Target Leased Real Estate and Target Owned Real Estate related to the Material Facilities is in material conformity with applicable zoning and occupancy permit requirements.

(l)            Title Policies. Parent shall have received copies of title policies for any Target Owned Real Estate related to the Material Facilities in the form and substance customarily required by lenders for like transactions.

(m)          Gutierrez Stipulation. The Gutierrez Stipulation has been fully executed by the parties specified therein and Parent shall have received a fully executed copy thereof.

(n)           Additional Contract Amendments. Parent shall have received, within 75 days of the date of this Agreement but no later than 15 days before the Closing Date, a complete list, and a true, correct and complete copy, of each currently effective amendment or modification to a Contract listed on Schedule 3.12(a) to this Agreement (each a “Material Facility Contract”) in respect of which a complete and correct copy was not delivered to Parent prior to the execution and delivery of this Agreement; provided that Target’s failure to deliver any amendment or modification to a Material Facility Contract shall not release Parent of its obligation to effect the Merger unless such amendment or modification adversely affects in any material respect the rights and privileges of Target and its Subsidiaries arising under such Material Facility Contract. Unless Parent notifies Target in writing, within 15 days following receipt of the last item delivered pursuant to the previous sentence, of Parent’s intention to exercise its right to terminate this Agreement because of Target’s failure to satisfy this condition to Parent’s obligations, Parent shall be deemed to have waived such right. In the event that, after expiration of such time period, Parent becomes aware of an additional amendment or modification to a Material Facility Contract (i) that was not disclosed to Parent; and (ii) that adversely affects in any material respect the rights and privileges of Target and its Subsidiaries arising under a Material Facility Contract, Parent shall have the right to decline to effect the Merger.

(o)           Conformity to Post-Signing Items. Any amendments or modifications to the Material Facility Contracts copies of which are delivered by Target to Parent in furtherance of the satisfaction of the closing condition set forth in Section 6.2(n) of this Agreement shall not adversely affect in any material respect the rights and privileges of Target and its Subsidiaries arising under such Contracts.

Section 6.3             Conditions to Obligations of Target.

The obligation of Target to effect the Merger is further subject to the satisfaction (or waiver by Target, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)           Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Parent Material Adverse Effect, shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (or, if given as of a specific date, at and as of such date), except (i) for changes expressly permitted by this Agreement or (ii) where such failures to be true and correct, taken as a whole have not had, and would not reasonably be expected to have a Parent Material Adverse Effect and Target shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect; and

(b)           Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and Target shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

ARTICLE VII
TERMINATION

Section 7.1             Termination.

This Agreement may be terminated and the Merger and other Transactions abandoned at any time prior to the Effective Time, whether before or after receipt of Target Stockholder Approval:

(a)           by mutual written consent of Parent, Merger Sub and Target;

(b)           by either Parent or Target:

(1)           if the Merger is not consummated on or before March 31, 2007 (the “Outside Date”), unless the failure to consummate the Merger is the result of a willful and material breach of this Agreement by the party seeking to terminate this Agreement;

(2)           if any Governmental Authority issues an order, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the Merger, and such order, decree, ruling or other action is final and non-appealable; or

(3)           if upon a vote thereon at the Target Stockholders Meeting, the Target Stockholder Approval is not obtained; provided that the right to terminate this Agreement pursuant to this Section 7.1(b)(3) shall not be available to any party seeking termination if, at such time, such party is in material breach of or has materially failed to fulfill its obligations under this Agreement, and such breach or failure is the principal cause of the Target Stockholder Approval not being obtained; or

(c)           by Parent:

(1)           if Target breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (i) would reasonably give rise to the failure of a condition set forth in Section 6.2(a) or 6.2(b) and (ii) either (x) cannot be cured or (y) has not been cured by the Outside Date (provided that the consummation of the Transactions is not then being prevented by the willful and material breach by Parent or Merger Sub of any of the representations, warranties or covenants contained in this Agreement);

(2)           if the Board of Directors of Target shall (i) make an Adverse Recommendation Change, (ii) recommend, adopt or approve, or publicly propose to recommend, adopt or approve, any alternative Acquisition Proposal, including any Superior Proposal, or (iii) approve any Target Acquisition Agreement; or

(3)           if there shall have been instituted or pending any legal or administrative proceeding, claim, suit or action by any Governmental Authority that seeks to (x) restrain or otherwise interfere with the Merger; (y) impose limitations on the ability of Target or Merger Sub (or any of their Affiliates) effectively to acquire or hold, or to require Parent, Merger Sub or Target or any of their respective Affiliates to dispose of or hold separate, any material portion of the assets or the business of any one of them; or (z) limit or prohibit any material business activity by Parent, Merger Sub or any of their Affiliates, including without limitation, requiring the prior consent of any Person or entity (including any Government Authority) to future transactions by Parent, Merger Sub or any of their Affiliates; or

(d)           by Target:

(1)           in connection with Target entering into a definitive Target Acquisition Agreement to effect a Superior Proposal; provided, however, that prior to terminating this Agreement pursuant to this Section 7.1(d)(1), Target shall have complied with Section 5.3; or

(2)           if Parent or Merger Sub breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (i) would reasonably give rise to the failure of a condition set forth in Section 6.3(a) or 6.3(b), and (ii) either (x) cannot be cured or (y) has not been cured by the Outside Date (provided that the consummation of the Transactions is not then being prevented by the willful and material breach by Target of any of the representations, warranties or covenants contained in this Agreement).

Section 7.2             Effect of Termination.

In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Sections 5.9, 7.2 and 7.3 and Article VIII, and the Confidentiality Agreement in accordance with its terms, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Veritas III, Parent, Merger Sub or Target or their respective directors, officers and Affiliates in respect of such termination, except nothing shall relieve any party from liability for any breach of any covenant or agreement under this Agreement.

Section 7.3             Fees.

(a)           Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees and expenses, whether or not the Merger is consummated; provided, that Parent and Merger Sub, on the one hand, and Target, on the other hand, each shall bear one-half of the HSR Act filing fee.

(b)           In the event of the termination of this Agreement pursuant to Section 7.1(b)(3) or 7.1(c)(1), Target shall reimburse Parent, by wire transfer of same-day funds, the reasonable and documented out-of-pocket fees and expenses (not to exceed $2.5 million)

incurred by Veritas III, Parent, Merger Sub and their respective Affiliates in connection with this Agreement and the transactions contemplated hereby, within five (5) Business Days after the date of such termination (the “Parent-Related Fees and Expenses”). In the event of the termination of this Agreement pursuant to Section 7.1(c)(2) or 7.1(d)(1), Target shall pay Parent, by wire transfer of same-day funds, a termination fee of $8.0 million (the “Target Termination Fee”), and reimburse Parent, by wire transfer of same-day funds, Parent-Related Fees and Expenses, within five (5) Business Days after the date of such termination. In the event of the termination of this Agreement pursuant to Section 7.1(b)(1), 7.1(c)(1) or 7.1(b)(3), if any Acquisition Proposal involving Target is consummated no later than 12-month anniversary of the date of such termination, Target shall pay Parent, by wire transfer of same-day funds, the Target Termination Fee, on the date of the consummation of the Acquisition Proposal referred to in clause (x) or (y)(i) of this sentence.

(c)           In the event of the termination of this Agreement pursuant to Section 7.1(d)(2), Parent shall pay Target, by wire transfer of same-day funds, a termination fee of $8.0 million within five (5) Business Days after the date of such termination. Target hereby acknowledges that the amount of actual damages which would be incurred by the Target as a result of one or more breaches by Parent or Merger Sub of this Agreement or any other agreement referred to herein are difficult to ascertain and that the right of payment under this Section 7.3(c): (i) constitutes a reasonable estimate of the damages that will be suffered by reason of the termination of this Agreement pursuant to Section 7.1(d)(2) and (ii) shall be in full and complete satisfaction of any and all damages arising as a result of the foregoing.

(d)           The parties acknowledge that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement. Payment of the amounts described in Sections 7.3(a) and 7.3(b) shall not be in lieu of damages incurred in the event of a breach by Target of this Agreement. Payment of the amounts described in Sections 7.3(a) and 7.3(c) shall constitute the sole and exclusive remedy of Target in connection with any termination of this Agreement as a result of the breach by Parent, Merger Sub or Veritas III of this Agreement.

ARTICLE VIII
MISCELLANEOUS

Section 8.1             No Survival of Representations and Warranties.

None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, agreements and other provisions, shall survive the Effective Time, except for those covenants, agreements and other provisions contained herein that by their terms apply or are to be performed in whole or in part by Parent or the Surviving Company after the Effective Time and this Article VIII. The Confidentiality Agreement shall (a) survive termination of this Agreement in accordance with its terms and (b) terminate as of the Effective Time.

Section 8.2             Amendment or Supplement.

This Agreement may be amended by the parties hereto, by action taken or authorized by their respective boards of directors or directors, as applicable, at any time before or after the Target Stockholder Approval, but, after any such approval, no amendment shall be made which by Law or in accordance with the rules of any relevant stock exchange requires further approval by the Target Stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 8.3             Extension of Time, Waiver, Etc.

At any time prior to the Effective Time, any party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions. Notwithstanding the foregoing, no failure or delay by Target, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 8.4             Assignment.

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties, except that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to any Affiliate or financing source of Parent or Merger Sub; provided, that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section shall be null and void.

Section 8.5             Counterparts.

This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 8.6             Entire Agreement; No Third-Party Beneficiaries.

(a)           This Agreement, the Confidentiality Agreement and the exhibits and schedules hereto and the other agreements and instruments of the parties delivered in connection herewith constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

(b)           This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Sections 5.8 and 6.1 (which is intended to be for the benefit of the Persons covered thereby) and, following the Effective Time, Article II (which shall be enforceable by the holders of Certificates).

Section 8.7             Governing Law; Jurisdiction; Waiver of Jury Trial.

(a)           All disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws. Each of Target, Parent and Merger Sub hereby irrevocably and unconditionally consents to submit to the sole and exclusive jurisdiction of the courts of the State of Delaware and of the United States District Court for the District of Delaware and any court of appeal therefrom (the “Chosen Courts”) for any litigation arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Chosen Courts and agrees not to plead or claim in any Chosen Court that such litigation brought therein has been brought in any inconvenient forum. Each of the parties hereto agrees, (i) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party’s agent for acceptance of legal process and (ii) that service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service. Service made pursuant to (i) or (ii) above shall have the same legal force and effect as if served upon such party personally within the State of Delaware. For purposes of implementing the parties’ agreement to appoint and maintain an agent for service of process in the State of Delaware, each of Parent and Merger Sub does hereby appoint The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, State of Delaware 19801, as such agent. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Chosen Courts, this being in addition to any other remedy to which they are entitled at law or in equity.

(b)           IN ANY ACTION OR PROCEEDING ARISING HEREFROM, THE PARTIES HERETO CONSENT TO TRIAL WITHOUT A JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY PARTY HERETO OR ITS SUCCESSORS AGAINST ANY OTHER PARTY HERETO OR ITS SUCCESSORS IN RESPECT OF ANY MATTER ARISING OUT OF OR RELATING TO, DIRECTLY OR INDIRECTLY, THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.8             Specific Enforcement.

The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in a United States federal or Delaware state court sitting in Delaware, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 8.9             Notices.

All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to Target, to:

Cornell Companies, Inc.
1700 West Loop South, Suite 1500
Houston, Texas  77027
Attention:  James E. Hyman
Facsimile:  713-335-9110

with copies (which shall not constitute notice) to:

Hunton & Williams LLP
Energy Plaza, 30th Floor
1601 Bryan Street
Dallas, Texas 75201
Attention:  Curtis G. Carlson
Facsimile:  214.880.0011

Morris, Nichols, Arsht & Tunnell LLP
Chase Manhattan Centre, 18th Floor
1201 North Market Street
P.O. Box 1347
Wilmington, Delaware 19899
Attention:  Andrew M. Johnston, Esq.
Facsimile:  302.425.3018

If to Parent or Sub, to such entity:

c/o Veritas Capital Fund Management, L.L.C.
590 Madison Avenue, 41st Floor
New York, New York 10022
Attention: Robert B. McKeon
Facsimile: 212.688.9411

with a copy (which shall not constitute notice) to:

Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
Attention:  Benjamin M. Polk, Esq.
Facsimile: 212.593.5955

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 P.M. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 8.10           Severability.

If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 8.11           Definitions.

(a)           As used in this Agreement, the following terms have the meanings ascribed thereto below:

“Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Aggregate Deemed Strike Price” means the aggregate purchase price for all of the shares of Target Common Stock issuable upon the exercise in full for cash of (x) the Stock Options outstanding immediately prior to the Effective Time (determined before giving effect to the cancellation of such Stock Options pursuant to Section 2.4(a)) and (y) the options or rights issued under the Target ESPP outstanding immediately prior to the Effective Time (determined without regard to any vesting or other limitations on exercise).

“Aggregate Fully Diluted Share Amount” means the sum of (x) the aggregate number of shares of Target Common Stock issued and outstanding immediately prior to the Effective Time (including shares of Target Common Stock then held by Parent or Merger Sub), and (y) the aggregate number of shares of Target Common Stock issuable upon the exercise in full for cash of (i) the Stock Options outstanding immediately prior to the Effective Time

(determined before giving effect to the cancellation of such Stock Options pursuant to Section 2.4(a)) and (ii) the options or rights issued under the Target ESPP outstanding immediately prior to the Effective Time (determined without regard to any vesting or other limitations on exercise).

“Aggregate Paid Merger Consideration” means $263,271,331.

“Business Day” shall mean a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York are authorized or required by Law to be closed.

“Current Commitment Letter” means the Initial Commitment Letter or if Merger Sub elects, in its sole discretion, to obtain alternate financing to the financing contemplated by the Initial Commitment Letter, in lieu of the Initial Commitment Letter, the one or more commitment letters pursuant to which the financing sources identified therein have agreed, subject to the conditions set forth therein, to provide the alternate financing specified therein to Parent, Merger Sub or an Affiliate thereof for the purpose, among other things, of consummating the transactions contemplated by this Agreement.

“Data” means all information and data, whether in printed or electronic form and whether contained in a database or otherwise, that is used in or held for use in the operation of the business of Target or its Subsidiaries, or that is otherwise material to or necessary for the operation of the business of Target or its Subsidiaries in the manner currently conducted.

“EBITDA” means (a) the consolidated net income of Target and its subsidiaries plus (b) without duplication and to the extent deducted in calculating such consolidated net income, (i) depreciation, amortization and depletion for such period, (ii) interest expense for such period, (iii) federal, state and local income tax expense for such period, (iv) extraordinary losses for such period, and (v) other non-cash expense for such period, minus (c) without duplication and to the extent included in determining such consolidated net income, (i) non-cash income for such period and (ii) extraordinary gains for such period, all determined in accordance with GAAP.

“Environmental Claims” refers to any complaint, summons, citation, notice, directive, order, claim, litigation, investigation, judicial or administrative proceeding, judgment, letter or other communication from any governmental agency, department, bureau, office or other authority, or any third party involving violations of Environmental Laws or Releases of Hazardous Materials from (i) any assets, properties or businesses of the Target, its Subsidiaries or any predecessor in interest; (ii) from adjoining properties or businesses; or (iii) from or onto any facilities which received Hazardous Materials generated by the Target, its Subsidiaries or any predecessor in interest.

“Environmental Laws” includes the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), 42 U.S.C. 9601 et seq., as amended; the Resource Conservation and Recovery Act (“RCRA”), 42 U.S.C. 6901 et seq., as amended; the Clean Air Act (“CAA”), 42 U.S.C. 7401 et seq., as amended; the Clean Water Act (“CWA”), 33 U.S.C. 1251 et seq., as amended; the Occupational Safety and Health Act (“OSHA”), 29 U.S.C. 655 et seq., and any other federal, state, local or municipal laws, statutes, regulations, rules or ordinances imposing liability or establishing standards of conduct for protection of the environment.

“Environmental Liabilities” means any monetary obligations, losses, liabilities (including strict liability), damages, punitive damages, consequential damages, treble damages, costs and expenses (including, without limitation, all reasonable out-of-pocket fees, disbursements and expenses of counsel, out-of-pocket expert and consulting fees and out-of-pocket costs for environmental site assessments, remedial investigation and feasibility studies, natural resources damages, property damages, and personal injuries), civil or criminal penalties fines and, penalties, sanctions and interest incurred as a result of any Environmental Claim filed by any Governmental Authority or any third party which relate to any violations of Environmental Laws, Remedial Actions, Releases or threatened Releases of Hazardous Materials from or onto (i) any property presently or formerly owned, operated or leased by the Target or any of its Subsidiaries or a predecessor in interest of any of the foregoing, or (ii) any facility which received Hazardous Materials generated by the Target or any of its Subsidiaries or a predecessor in interest of any of the foregoing.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“GAAP” shall mean generally accepted accounting principles in the United States.

“Governmental Authority” shall mean any government, court, regulatory or administrative agency, commission, department, bureau, office or authority or other governmental instrumentality, whether federal, state or local, domestic, foreign or multinational, or any arbitrator or arbitration body or panel.

“Gutierrez MOU” means the Memorandum of Understanding, between and among, Robbins Umeda & Fink, LLP and The Warner Law Firm, on behalf of plaintiff Juan Gutierrez, and Akin, Gump, Strauss, Hauer & Feld, LLP, on behalf of Steven W. Logan, Anthony R. Chase, James H.S. Cooper, David M. Cornell, Peter A. Leidel, Arlene R. Lissner, Harry J. Phillips, Jr., Tucker Taylor, Marcus A. Watts and John L. Hendrix, as defendants, and Cornell Companies, Inc. as nominal defendant, in the shareholder derivative action, Gutierrez v. Logan, et al., Case No. H-02-1812, filed in the United States District Court, Southern District of Texas, Houston Division and which was pending before the United States Court of Appeals for the Fifth Circuit Docket No. 05-20890, as amended, supplemented or otherwise modified through the date of this Agreement.

“Hazardous Materials” shall include (a) any element, compound, or chemical that is defined, listed or otherwise classified as a contaminant, pollutant, toxic pollutant, toxic or hazardous substance, extremely hazardous substance or chemical, hazardous waste, biohazard or infectious waste, special waste, or solid waste under Environmental Laws; (b) petroleum, petroleum-based or petroleum-derived products; (c) polychlorinated biphenyls; (d) any substance exhibiting a hazardous waste characteristic, including, but not limited to, corrosivity, ignitibility, toxicity or reactivity as well as any radioactive or explosive materials; and (e) any raw materials or building components, including, but not limited to, asbestos-containing materials and manufactured products containing Hazardous Materials.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“IT Systems” means all electronic data processing, information, recordkeeping, communications, telecommunications, account management, inventory management and other computer systems (including all computer programs, software, databases, firmware, hardware and related documentation) and Internet websites.

“Knowledge” shall mean, (i) in the case of Target, the actual (and not the constructive or imputed) knowledge of the individuals listed on Schedule 8.11 of the Target Disclosure Schedules, and (ii) in the case of Parent, the actual (and not the constructive or imputed) knowledge of the individuals listed on Schedule 8.11 of the Parent Disclosure Schedules.

“NYSE” shall mean the New York Stock Exchange.

“Parent Material Adverse Effect” shall mean any changes, circumstances or effects that, individually or in the aggregate, (a) have had a material adverse effect on the business, assets, liabilities, results of operations, condition (financial or otherwise) or prospects of Parent and Merger Sub, taken as a whole or (b) materially impair, prevent or delay the ability of Parent and Merger Sub to consummate the Merger and the other Transactions to be performed or consummated by Parent; provided, however, that with respect to clause (a) above, changes, events, occurrences or effects arising out of, resulting from or attributable to the following items shall be disregarded: (i) changes in conditions in the United States economy or capital or financial markets generally, (ii) changes in general legal, regulatory, political, economic or business conditions or changes in GAAP that, in each case, generally affect any industry in the United States in which Parent or any of its Subsidiaries operates (other than those changes that have a materially disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to other participants in such industry), (iii) the negotiation, execution, announcement or performance of this Agreement or the consummation of the Merger, (iv) any natural disaster that does not disproportionately affect Parent or its Subsidiaries relative to other participants in the industries in which Parent and its Subsidiaries operate, or (v) any action taken by Parent and its Subsidiaries as expressly contemplated, required or permitted by this Agreement or with Target’s written consent.

“Parent Disclosure Schedules” means the Parent Disclosure Schedules attached to the letter captioned “Parent Disclosure Letter” delivered by Parent to Target on the date of this Agreement concurrently with the execution and delivery by the parties hereto of this Agreement. References in Article IV to Schedules mean the Parent Disclosure Schedules.

“Permitted Liens” means (i) any lien for taxes, assessments or other governmental charges not yet due and payable, or being contested in good faith by appropriate proceedings described on Schedule 3.14(b)of the Target Disclosure Schedules for which adequate reserves in accordance with GAAP have been made; (ii) any zoning or other restrictions or encumbrances established by a Governmental Authority, provided that such restrictions or encumbrances have not been violated, or are being contested in good faith by appropriate proceedings described on Schedule 3.14(b) of the Target Disclosure Schedules; (iii) workers’ or unemployment compensation liens arising in the ordinary course of business; and (iv) landlord’s, mechanic’s, materialman’s, supplier’s, vendor’s or similar statutory liens arising in the ordinary course of business consistent with past practice securing amounts that are not delinquent, or which are being contested in good faith by appropriate proceedings described on Schedule 3.14(b) of the Target Disclosure Schedules.

“Person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, including a Governmental Authority.

“Release” means any spilling, leaking, pumping, emitting, emptying, discharging, injecting, escaping, leaching, migrating, dumping, or disposing of Hazardous Materials (including the abandonment or discarding of barrels, containers or other closed receptacles containing Hazardous Materials) into the environment.

“Remedial Action” means all actions taken to (i) clean up, remove, remediate, contain, treat, monitor, assess, evaluate or in any other way address Hazardous Materials in the indoor or outdoor environment; (ii) prevent or minimize a Release or threatened Release of Hazardous Materials so they do not migrate or endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (iii) perform pre-remedial studies and investigations and post-remedial operation and maintenance activities; or (iv) any other actions authorized by 42 U.S.C. 9604.

“Schedule 13E-3” shall mean the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by the parties hereto under the Exchange Act, together with any amendments and supplements thereto.

“Senior Notes” means the 10 3/4% Senior Notes due 2012, in the aggregate original principal amount of $112.0 million, issued by Target pursuant to the Senior Notes Indenture.

“Senior Notes Indenture” means the Indenture dated, June 23, 2004, between Target, the Subsidiary Guarantors referred to therein and JPMorgan Chase Bank, as trustee, as amended, supplemented or otherwise modified from time to time.

“Special Committee” shall mean the committee of Target’s Board of Directors formed for the purpose of evaluating and making a recommendation to the full Board of Directors of Target with respect to, this Agreement, the Merger and the other Transactions.

“Subsidiary” shall mean any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity and more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party; provided, that, for purpose of the representations and warranties of Target set forth in Article III, the term “Subsidiary” shall include, without limitation, Municipal Corrections Finance L.P. and each of its Subsidiaries.

“Target Common Shares” shall mean shares of the Common Stock, $.001 par value per share, of Target.

“Target Disclosure Schedules” means the Target Disclosure Schedules attached to the letter captioned “Target Disclosure Letter” delivered by Target to Parent and Merger Sub on the date of this Agreement concurrently with the execution and delivery by the parties hereto of this Agreement. References in this Agreement (other than Article IV) to Schedules mean the Target Disclosure Schedules.

“Target Material Adverse Effect” shall mean any changes, circumstances or effects that, individually or in the aggregate, (a) have had a material adverse effect on the business, assets, liabilities, results of operations, condition (financial or otherwise) or prospects of Target and its Subsidiaries, taken as a whole or (b) materially impair, prevent or delay the ability of Target to consummate the Merger and the other Transactions to be performed or consummated by Target; provided, however, that with respect to clause (a) above, changes, events, occurrences or effects arising out of, resulting from or attributable to the following items shall be disregarded: (i) changes in conditions in the United States economy or capital or financial markets generally, (ii) changes in general legal, regulatory, political, economic or business conditions or changes in GAAP that, in each case, generally affect any industry in the United States related to the correction, detention, education, rehabilitation and treatment services for adults and juveniles (other than those changes that have a materially disproportionate adverse effect on Target and its Subsidiaries, taken as a whole, relative to other participants in such industry), (iii) the negotiation, execution, announcement or performance of this Agreement or the consummation of the Merger, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners or employees (other than (x) any such impact resulting from a material breach by Target of its obligations under Section 5.1 of this Agreement or (y) any such violation or default with respect to such contractual relationship as contemplated by clause (y) of Section 3.3(c) of this Agreement), (iv) any natural disaster that does not disproportionately affect the Target or its Subsidiaries relative to other participants in the industries in which the Target and its Subsidiaries operate, or (v) any action taken by Target and its Subsidiaries as expressly contemplated, required or permitted by this Agreement or with Parent’s written consent.

“Target SEC Documents” means all reports, schedules, forms, registrations, proxies and other statements required to be filed under the federal securities laws and the rules and regulations of the SEC.

“Target Stockholders” means the holders of Target Common Shares.

“Warrant” or “Warrants” means any warrants or other rights to purchase Target Common Shares pursuant to that certain Warrant Agreement, dated July 21, 2000 between Target and Teachers Insurance and Annuity Association of America, or its registered assigns.

“Warrant Agreement” means that certain Warrant Agreement, dated July 21, 2000 between Target and Teachers Insurance and Annuity Association of America, or its registered assigns.

The following terms are defined on the page of this Agreement set forth after such term below

Acquisition Proposal	35
Adverse Recommendation Change	34
Agreement	1
Antitrust Counsel Only Material	37
Bankruptcy and Equity Exception	11
Book Entry Shares	4
Certificate	3
Certificate of Merger	2
Chosen Courts	51
Claim	39
Closing	2
Closing Date	2
Code	6
Confidentiality Agreement	37
Contract	11
Delay	32
DGCL	1
Dissenting Shares	7
Dissenting Stockholder	7
Effective Time	2
employee benefit plan	16
Environmental Laws	22
ERISA	16
ESPP Consideration	8
Exchange Agent	4
Exchange Fund	4
Executive Agreements	41
Facility	15
Fairness Opinion	23
Financial Advisor	23
GSO	27
Guarantee	60
Gutierrez Stipulation	43
Indemnitee	38
Indemnitees	38
Initial Commitment Letter	27
Initial Financing Source	27
Instructions	4
Insurance Policies	23
IRS	16
Laws	14
Letter of Transmittal	4
Liens	9
Material Facilities	45
Material Facility Contract	46
Material Lease	20
Material Permits	14
Merger	1
Merger Consideration	3
Merger Sub	1
Necessary Consents	12
Other Approvals	12
Outside Date	47
Owned Real Property	21
Parent	1
Parent Organizational Documents	25
Parent Representatives	37
Parent-Related Fees and Expenses	48
Premium Limit	40
Proxy Statement	12
Representatives	33
SEC	12
SEC Confirmation	32
Securities Act	9
Specified Time	33
Stock Option	7
Stock Option Consideration	7
Stock Option Plans	7
Superior Proposal	36
Superior Proposal Notice	34
Surviving Company	1
Target	1
Target Acquisition Agreement	34, 47
Target Balance Sheet Date	13
Target Benefit Plan	16
Target Employees	41
Target ESPP	8
Target ESPP-Related Events	8
Target Leased Real Estate	20
Target Pension Plan	16
Target Preferred Shares	9
Target Real Estate Leases	20
Target SEC Documents	12
Target Stockholder Approval	11
Target Stockholders Meeting	33
Target Termination Fee	48
Tax Returns	16
Taxes	16
Transactions	2
Veritas III	1
Voting Agreement	1
Voting Target Debt	10

Section 8.12           Interpretation.

(a)           The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Unless otherwise indicated herein, any statute defined or referred to herein or in any agreement or instrument that is referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. References to a Person are also to its permitted successors and assigns. Unless otherwise indicated herein, any reference herein to a Schedule shall be to the corresponding Schedule of the Target Disclosure Schedules.

(b)           The parties hereto have participated collectively in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, it is the intention of the parties hereto that this Agreement shall be construed as collectively drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 8.13           Guarantee.

(a)           Subject to the limitations set forth in Section 7.3(d), the Guarantor hereby absolutely, unconditionally and irrevocably guarantees to Target the due and punctual observance, performance and discharge by the Parent of its obligations under Section 7.3(c) of this Agreement (each, an “Obligation” and, collectively, the “Obligations”). The Guarantor shall make prompt payment (in any event, no later than five (5) Business Days after written demand by Target therefor) to Target for the amount of any such Obligation.

(b)           The Guarantor represents and warrants to Target that:

(i)            the Guarantor is a limited partnership, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite power and authority necessary to execute and deliver this Agreement, solely for the purposes of this Section 8.13 (the “Guarantee”), and to perform its obligations hereunder. The execution, delivery and performance by the Guarantor of the Guarantee have been approved by the requisite limited partnership action, and no other action on the part of the Guarantor is necessary to authorize the execution, delivery and performance by the Guarantor of the Guarantee. The Guarantee has been duly executed and delivered by the Guarantor and, assuming due authorization, execution and delivery of this Agreement by the other parties to this Agreement, constitutes legal, valid and binding obligations of the Guarantor, enforceable against the Guarantor in accordance with its terms, subject to the Bankruptcy and Equity Exception. Neither the execution and delivery of the Guarantee by the Guarantor, nor compliance by it with any of the terms or provisions of the

Guarantee, will (x) conflict with or violate any provision of the organizational documents of the Guarantor, (y) violate any Law, judgment, writ, stipulation or injunction of any Governmental Authority applicable to the Guarantor, or (z) violate or constitute a default under any of the terms, conditions or provisions of any Contract to which the Guarantor is a party.

(ii)           the Guarantor has the financial capacity to pay and perform the Obligations.

(c)           No failure on the part of Target to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by Target of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power. Each and every right, remedy and power hereby granted to Target or allowed it by Law or other agreement shall be cumulative and not exclusive of any other and may be exercised by Target at any time or from time to time.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

CORNELL COMPANIES, INC.

By:
Name:
Title:

CORNELL HOLDING CORP.

By:
Name:
Title:

CCI ACQUISITION CORP.

By:
Name:
Title:

SOLELY FOR PURPOSES OF
SECTION 8.13 HEREOF:
THE VERITAS CAPITAL FUND III, L.P.

By:
Name:
Title: